
13000582

AGREE REALTY CORPORATION


LOWE'S

Wawa

CVS/pharmacy


PHARMACY

CHASE

DEVELOP | ACQUIRE | PARTNER

2012 ANNUAL REPORT

ANNUAL REPORT

for the year ended

DECEMBER 31, 2012

Agree Realty Corporation (NYSE: ADC) is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) focused on the acquisition and development of single tenant properties leased to industry leading retailers throughout the United States.

Building upon the foundation of excellence established throughout the past four decades, Agree Realty continues to be a market leader in the single tenant net lease space. At December 31, 2012, our growing portfolio consisted of 109 properties in 17 retail sectors in 27 states, containing an aggregate of approximately 3.3 million square feet.

2012

2011

2010

2009

2008


2007
DICK'S
JO-ANN
STAPLES
at&t
Wawa

AGREE REALTY
CORPORATION

DEAR FELLOW SHAREHOLDERS,

We are pleased at this time to report the results of our 2012 activities including a review of our expanding portfolio and our strong operating results. This past year, we endeavored to accomplish a number of strategic objectives. These objectives focused simultaneously on expanding and improving our real estate portfolio and growing earnings, while preserving our historically robust and conservative balance sheet. Please allow us a few moments to review the Company's progress towards these initiatives during 2012.

Portfolio Growth via Acquisition and Development of Industry Leading Retailers:

The Company had a record year in 2012 with the addition of 27 properties to our portfolio. Our asset base continues to grow rapidly through both the acquisition and development of single tenant properties net leased to industry leading retailers. During the course of the year and net of disposition activity, the Company expanded its portfolio from 87 properties to 109 properties. We acquired 25 assets for approximately $81.5 million. Since the inception of our acquisition program in the second quarter of 2010, the Company has acquired 44 single tenant properties for an aggregate purchase price of $157 million. These assets are located in 22 states and represent 15 different retail sectors.

As our Acquisition Team continues to source accretive acquisitions, our Development Team has originated and executed on a number of high-quality projects for best-in-class retailers. During the year we completed three developments and announced the commencement of five new and exciting opportunities. Completions in 2012 included the Company's initial McDonald's restaurant in Southfield, Michigan and our first Chase bank branch in the state of Florida.

This past year, we announced the commencement of three projects in Florida for Wawa, our newest dynamic retail partner. Wawa is an industry leading convenience store retailer with fuel operating over 600 stores in the mid-Atlantic and Florida. Additionally, we were extremely pleased to commence our first California build to suit Walgreens project in Rancho Cordova, as well as the acquisition and redevelopment, on behalf of Walgreens, of a historic two-story building in the heart of the University of Michigan's campus in Ann Arbor.

Divestment of Non-Core Assets:

As we continue to expand our portfolio via acquisitions and development, we are simultaneously focused on improving portfolio quality through the sale of non-core assets. The disposition of six properties netting proceeds of over $16 million also marked a record year for the Company. During the year, we sold three Kmart anchored shopping centers, reducing our annual Kmart rental income by almost 30%. We also eliminated, by way of asset sale and retenanting, the last remaining former Borders Books locations in our portfolio. These dispositions provide for additional diversification, drive core operational efficiencies, improve portfolio credit quality, and eliminate assets that no longer fit within the Company's long-term operating strategy.

Portfolio Expansion & Diversification by Tenant, Sector & Geographically:

As of December 31, 2012 our real estate portfolio spans 95 retailers, including 3.3 million square feet of leasable area, in 27 states ranging across 17 retail sectors. It is comprised of, among others, industry leaders in the pharmacy, home improvement, apparel, gas and convenience store, big box discount, sporting goods,



health and fitness, quick service restaurant, grocery, dollar store, automotive parts, casual dining, automotive tires, and financial service sectors. Just three years ago, our portfolio was concentrated in only six retail sectors. As we expand our footprint, we are focused on continuing to diversify our portfolio by tenant, retail sector as well as geographically. We have made significant progress, and we remain committed to this objective.

The credit quality of our real estate portfolio has also been significantly enhanced. Approximately 61% of our rental revenue is derived from retailers that carry an investment grade credit rating. The quality of our portfolio, in conjunction with our retenanting and disposition efforts, led to significant gains in occupancy during the prior year. Portfolio occupancy improved to 98.3% at year end from 92.7% at the prior year end, with a weighted average lease term of 12 years remaining until expiration.

Maintaining Balance Sheet Strength:

While we are focused on expanding, diversifying and improving our portfolio, we have also strengthened our historically conservative balance sheet. During 2012, the Company raised or refinanced $156.5 million of total debt, including $71.5 million of long-term mortgage debt at a weighted average interest rate of 3.22%. Our mortgage debt maturities have a weighted average maturity of 5.7 years and the Company has no aggregate annual maturities exceeding $10 million until 2017. We have strategically injected additional equity into our balance sheet, raising $35 million in January 2012 and $44 million in January 2013 in two successful follow-on common stock offerings. These transactions have afforded the Company additional flexibility and allowed us to execute decisively on real estate opportunities without sacrificing our industry leading balance sheet.

Improving Operating Results:

Execution of the initiatives outlined above has resulted in improved operating results. Total revenues for 2012 increased 14% to $35,790,000 from $31,408,000 in 2011. Funds from operations, as adjusted, saw a 6% increase to $23,364,000 in 2012 from $22,015,000 in the prior year. Similarly, adjusted funds from operations grew 7% to $23,934,000 in 2012 from $22,448,000 in 2011. We are confident our operating strategy will continue to yield such strong results.

In Conclusion

We remain committed to the continued execution of our operating strategy as well as the foundational principles of honesty, integrity and hard work that have distinguished Agree Realty and its predecessor for over four decades. We are confident in our conviction that growth and shareholder value are a function of these principles and the fantastic people in our organization that embody them on a daily basis. Lastly, and as always, we would like to thank our Board of Directors, our Management Team and of course our valued Shareholders for their continued support of our growing Company.

Sincerely,

Richard Agree
Executive Chairman of the Board

Joey Agree
President & Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File Number 1-12928

AGREE REALTY CORPORATION

(Exact name of Registrant as specified in its charter)

Maryland	38-3148187
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

31850 Northwestern Highway, Farmington Hills, Michigan 48334
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (248) 737-4190

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.0001 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's shares of common stock held by non-affiliates was approximately $252,079,654 as of June 29, 2012, based on the closing price of $22.13 on the New York Stock Exchange on that date.

At February 28, 2013, there were 13,243,094 shares of common stock, $.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual stockholder meeting to be held in 2013 are incorporated by reference into Part III of this Annual Report on Form 10-K as noted herein.

AGREE REALTY CORPORATION
Index to Form 10-K

[This page intentionally left blank.]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and described our future plans, strategies and expectations, are generally identifiable by use of the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "will," "seek," "could," "project," or similar expressions. Forward-looking statements in this report include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, our strategic plans and objectives, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated expenditures of capital, and other matters. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations, include but are not limited to: the global and national economic conditions and changes in general economic, financial and real estate market conditions; changes in our business strategy; risks that our acquisition and development projects will fail to perform as expected; the potential need to fund improvements or other capital expenditures out of operating cash flow; financing risks, such as the inability to obtain debt or equity financing on favorable terms or at all; the level and volatility of interest rates; our ability to re-lease space as leases expire; loss or bankruptcy of one or more of our major tenants; a failure of our properties to generate additional income to offset increases in operating expenses; our ability to maintain our qualification as real estate investment trust ("REIT") for federal income tax purposes and the limitations imposed on our business by our status as a REIT; legislative or regulatory changes, including changes to laws governing REITs; and other factors discussed in Item 1A. "Risk Factors" and elsewhere in this report and in subsequent filings with the Securities and Exchange Commission ("SEC"). We caution you that any such statements are based on currently available operational, financial and competitive information, and that you should not place undue reliance on these forward-looking statements, which reflect our management's opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward–looking statements to reflect events or circumstances as they occur.

PART I

Item 1: Business

General

Agree Realty Corporation, a Maryland corporation, is a fully-integrated, self-administered and self-managed REIT. The terms "Registrant", "Company", "we", "our" or "us" refer to Agree Realty Corporation and/or its majority owned operating partnership, Agree Limited Partnership ("Operating Partnership"), and/or its majority owned and controlled subsidiaries, including its taxable REIT subsidiaries ("TRSs"), as the context may require. Our assets are held by and all of our operations are conducted through, directly or indirectly, the Operating Partnership, of which we are the sole general partner and in which we held a 97.05% interest as of December 31, 2012. Under the partnership agreement of the Operating Partnership, we, as the sole general partner, have exclusive responsibility and discretion in the management and control of the Operating Partnership.

We are focused primarily on the ownership, development, acquisition and management of single tenant retail properties net leased to national tenants. We were incorporated in December 1993 to continue and expand the business founded in 1971 by our current Executive Chairman of the Board, Richard Agree. We specialize in acquiring and developing single tenant net leased retail properties for industry leading retail tenants. As of December 31, 2012, approximately 97% of our annualized base rent was derived from national tenants and regional tenants. As of December 31, 2012, approximately 44% of our annualized base rent was derived from our top three tenants: Walgreens Co. ("Walgreens") – 30%; Kmart Corporation ("Kmart") - 7% and CVS Caremark Corporation ("CVS") – 7%.

At December 31, 2012, our portfolio consisted of 109 properties, located in 27 states containing an aggregate of approximately 3.2 million square feet of gross leasable area ("GLA"). As of December 31, 2012, our portfolio included 100 freestanding single tenant net leased properties and nine community shopping centers that were 98% leased with a weighted average lease term of approximately 12.1 years remaining. Substantially all of our freestanding property tenants and the majority of our community shopping center tenants have triple-net leases, which require the tenant to be responsible for property operating expenses including property taxes, insurance and maintenance. We believe this strategy provides a generally consistent source of income and cash for distributions. See Item 2. "Properties" for a summary of our developments and acquisitions in 2012, as well as other information regarding our tenants, leases and properties as of December 31, 2012.

We expect to continue to grow our asset base primarily through the development and acquisition of single tenant net leased retail properties that are leased on a long-term basis to industry leading retail tenants. Historically we have focused on development because we believe, based on our historical returns we have been able to achieve, it generally provided us a higher return on investment than the acquisition of similarly located properties. However, beginning in 2010, we commenced a strategic acquisition program to acquire retail properties net leased to industry leading retail tenants. Since our initial public offering in 1994, we have developed 56 of our 109 properties, including 47 of our 100 freestanding single tenant properties and all nine of our community shopping centers. As of December 31, 2012, the properties that we developed accounted for approximately 60% of our annualized base rent. We expect to continue to expand our tenant relationships and diversify our tenant base to include other quality industry leading retail tenants through the development and acquisition of net leased properties.

Growth Strategy

Our growth strategy includes the development and acquisition of industry leading single tenant net leased retail properties.

Development. We believe that our development strategy produces superior risk adjusted returns. Our development process commences with the identification of land parcels that we believe are situated in an attractive retail location. The location must be in a concentrated retail corridor, have high traffic counts, good visibility and demographics compatible with the desires of a targeted retail tenant. After assessing site feasibility we propose long-term net leases that commence prior to the development of the site.

Upon the execution of the lease, we acquire the land and pursue all necessary approvals to commence development. We direct all aspects of the development process, including land acquisition, due diligence, design, construction, lease negotiation and asset management.

Acquisitions. We strategically acquire single tenant net leased retail properties when we have determined that a potential acquisition target meets our return on investment criteria and such acquisition will diversify our rental income either by tenant, geographically or retail sector concentration. Since the commencement of our acquisition program in April 2010, we have acquired 44 single tenant net leased retail properties in 22 states in 15 retail sectors.

Financing Strategy

As of December 31, 2012, our total mortgage debt was approximately $117.4 million with a weighted average maturity of 5.7 years. Including our mortgages that have been swapped to a fixed interest rate, our weighted average interest rate on mortgage debt is 4.4%.

In addition to our mortgage debt, in October 2011, we replaced our $55 million and $5 million credit facilities with an $85 million unsecured revolving credit facility (the "Credit Facility"). Subject to customary conditions, the total commitments under the Credit Facility may be increased up to an aggregate of $135 million. In December 2012, we entered into an amendment to the Credit Facility which extended the maturity to October 26, 2015, and may be extended, at our election, for two one-year terms to October 2017, subject to certain conditions. Borrowings under the Credit Facility, as amended, are priced at LIBOR plus 150 to 215 basis points, depending on our leverage ratio. As of December 31, 2012, we had $43.5 million outstanding under the Credit Facility with a weighted average interest rate of 2.39%, and $41.5 million was available for borrowings, subject to customary conditions to borrowing.

We intend to maintain a ratio of total indebtedness (including construction and acquisition financing) to total enterprise value of 65% or less. At December 31, 2012, our ratio of indebtedness to total enterprise value assuming the conversion of limited partnership interests in the Operating Partnership ("OP units"), was approximately 33.8%.

We evaluate our borrowing policies on an on-going basis in light of current economic conditions, relative costs of debt and equity capital, market value of properties, growth and acquisition opportunities and other factors. There is no contractual limit or any limit in our organizational documents on our ratio of total indebtedness to total enterprise value, and accordingly, we may modify our borrowing policy and may increase or decrease our ratio of debt to total enterprise value without stockholder approval.

Asset Management

We maintain a proactive leasing and capital improvement program that, combined with the quality and locations of our properties, has made our properties attractive to tenants. We intend to continue to hold our properties for long-term investment and, accordingly, place a strong emphasis on the quality of construction and an on-going program of regular maintenance. Our properties are designed and built to require minimal capital improvements other than renovations or expansions paid for by tenants. At our nine community shopping center properties, we sub contract on site functions such as maintenance, landscaping, snow removal and sweeping. The cost of these functions is generally reimbursed by our tenants. Personnel from our corporate headquarters conduct regular inspections of each property and maintain regular contact with major tenants.

We have a management information system designed to provide management with the operating data necessary to make informed business decisions on a timely basis. This system provides us rapid access to lease data, tenants' sales history, cash flow budgets and forecasts. Such a system enables us to maximize cash flow from operations and closely monitor corporate expenses.

Major Tenants

As of December 31, 2012, approximately 39% of our GLA was leased to Walgreens, Kmart, and CVS and approximately 44% of our total annualized base rent was attributable to these tenants. At December 31, 2012, Walgreens occupied approximately 14% of our GLA and accounted for approximately 30% of our annualized base rent. At December 31, 2012, Kmart occupied approximately 23% of our GLA and accounted for approximately 7% of our annualized base rent. At December 31, 2012, CVS occupied approximately 2% of our GLA and accounted for approximately 7% of our annualized base rent. No other tenant accounted for more than 6% of annualized base rent in 2012. The loss of any of these anchor tenants or a significant number of their stores, or the inability of any of them to pay rent, would have a material adverse effect on our business.

Borders

As of December 31, 2010, we had 14 properties leased to Borders, Inc. ("Borders") under triple net leases, including 13 retail properties and the corporate headquarters in Ann Arbor, Michigan. As of December 31, 2010, we had annualized base rent of approximately $7.4 million from Borders, Inc., amounting to approximately 20% of our total annualized base rent. In addition, as of December 31, 2010, we owned two additional Borders locations that were occupied by subtenants under sublease agreements with Borders.

On February 16, 2011, Borders filed a petition for reorganization relief under Chapter 11 of the Bankruptcy Code. In July 2011, Borders, unable to sell itself as a going concern, sought and received the bankruptcy court's approval for the liquidation of all of the assets of Borders, including its leases, under Chapter 11 of the Bankruptcy Code. The Borders liquidation commenced in July 2011 under a phased program and concluded in September 2011. During the year ended December 31, 2011, Borders closed stores and rejected the leases at all of our properties leased to Borders.

In January 2011, we completed the sale of two of our former Borders properties located in Tulsa, Oklahoma. The properties were sold to an unrelated party for approximately $6.5 million. The proceeds from the sale were used to pay down amounts outstanding under our credit facilities. In addition, in December 2011, we completed the sale of one former Borders location in Norman, Oklahoma for approximately $1.6 million.

As discussed above, two of our Borders locations were occupied by subtenants under sublease agreements with Borders. In connection with the Chapter 11 bankruptcy proceedings, effective July 1, 2011, our affiliates took control of the two properties through an assignment of those subleases. We waived certain bankruptcy rejection damage claims against Borders for its unencumbered stores to facilitate this transaction, and Borders is no longer obligated under the two leases. The two properties are located in Boynton Beach, Florida (subleased to Off

Broadway Shoes) and Indianapolis, Indiana (subleased to Simply Amish Furniture). We also have the ability to develop a 16,000 square foot building adjacent to the Boynton Beach property. In July 2011, we leased the former Borders location in Wichita, Kansas to Vitamin Cottage Natural Food Markets, Inc. The new tenant opened a Natural Grocers by Vitamin Cottage store in the location during November 2011. In addition, in September 2011, the former Borders location in Columbia, Maryland was assigned to Books-A-Million.

During the quarter ended September 30, 2011, we recognized various non-cash items amounting to net charges of $5.4 million related to the Borders properties. These included non-cash impairment charges of $13.5 million, offset by non-cash deferred revenue recognition of $5.7 million which is included in discontinued operations and a non-cash gain on extinguishment of debt of $2.4 million.

During the fourth quarter of 2011, we conveyed the former Borders corporate headquarters property in Ann Arbor, Michigan, which was subject to a non-recourse mortgage loan in default, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loan. In addition, during the fourth quarter of 2011, we entered into a settlement agreement that provided for the termination of the ground lease on a former Borders property in Ann Arbor, Michigan, and conveyed the retail portion of the property to the ground lessor and retained the office portion of the property. On March 6, 2012, we conveyed the four former Borders properties located in Germantown, Maryland; Oklahoma City, Oklahoma; Omaha, Nebraska and Columbia, Maryland, which were subject to non-recourse mortgage indebtedness in default, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt."

As of December 31, 2011, we had no rental income attributable to Borders. At that date we had five vacant former Borders locations in Ann Arbor, Michigan (office); Columbus, Ohio; Lawrence, Kansas; Monroeville, Pennsylvania; and Omaha, Nebraska.

In March 2012, we sold the Ann Arbor, Michigan (office) property for $.6 million, in May 2012 we sold the Omaha, Nebraska property for approximately $2.7 million, and in September 2012 we sold the Columbus, Ohio property for $1.7 million. We entered into a lease with the City of Lawrence for the Lawrence, Kansas location and rent commenced in the fourth quarter of 2012. In addition, we announced the execution of a lease with HomeGoods for the Monroeville, Pennsylvania property and anticipate rent commencement in the third quarter of 2013.

Tax Status

We believe that we have operated, and we intend to continue to operate, in a manner to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In order to maintain our qualification as a REIT, we must, among other things, distribute at least 90% of our REIT taxable income and meet certain asset and income tests. Additionally, our charter limits ownership of our Company, directly or constructively, by any single person to 9.8% of the value of our outstanding common stock and preferred stock, subject to certain exceptions. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meets certain criteria and is distributed annually to the stockholders.

We established TRS entities pursuant to the provisions of the Internal Revenue Code. Our TRS entities are able to engage in activities resulting in income that would be nonqualifying income for a REIT. As a result, certain activities of our Company which occur within our TRS entities are subject to federal and state income taxes.

Competition

The U.S. commercial real estate investment market continues to be a highly competitive industry. We actively compete with many other entities engaged in the development, acquisition and operation of commercial properties. As such, we compete for a limited supply of properties and financing for these properties. Investors include large institutional investors, insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs, many of which have greater financial and other resources than we do. There can be no assurance that we will be able to compete successfully with such entities in our development, acquisition and leasing activities in the future.

Potential Environmental Risks

Investments in real property create a potential for environmental liability on the part of the owner or operator of such real property. If hazardous substances are discovered on or emanating from a property, the owner or operator of the property may be held strictly liable for all costs and liabilities relating to such hazardous substances. We have obtained a Phase I environmental study (which involves inspection without soil sampling or ground water analysis) conducted by independent environmental consultants on each of our properties.

Furthermore, we have adopted a policy of conducting a Phase I environmental study on each property we acquire and if necessary conducting additional investigation as warranted.

During 2012, we conducted Phase I environmental studies for the 25 properties that we acquired and the six properties that we developed. In addition to the Phase I environmental study, we conducted additional investigation, including a Phase II environmental assessment, on one of the properties that we acquired and two of the properties that we developed. This additional investigation indicated no further action was required.

During 2011, we conducted Phase I environmental studies for the 10 properties that we acquired and one property we developed. The results of all of the Phase I studies on the acquisition properties indicated that no further action was warranted. On the development property, in addition to the Phase I environmental study, we conducted an additional investigation including a Phase II environmental assessment which indicated no further action was required.

In addition, we have no knowledge of any hazardous substances existing on any of our properties in violation of any applicable laws; however, no assurance can be given that such substances are not located on any of the properties. We carry no insurance coverage for the types of environmental risks described above.

We believe that we are in compliance, in all material respects, with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Furthermore, we have not been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of the properties.

Employees

As of December 31, 2012, we employed 14 persons. Employee responsibilities include accounting, land acquisition, construction, management, leasing, acquisition sourcing and underwriting, property coordination and administrative functions for the properties. Our employees are not covered by a collective bargaining agreement, and we consider our employee relations to be satisfactory.

Financial Information About Industry Segments

We are in the business of development, acquisition and management of freestanding single tenant net leased properties and community shopping centers. We consider our activities to consist of a single industry segment. See the Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

Available Information

Our headquarters is located at 31850 Northwestern Highway, Farmington Hills, MI 48334 and our telephone number is (248) 737-4190. Our website address is www.agreerealty.com. Our reports electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act can be accessed through this site, free of charge, as soon as reasonably practicable after we electronically file or furnish such reports. These filings are also available on the SEC's website at www.sec.gov. Our website also contains copies of our corporate governance guidelines and code of business conduct and ethics as well as the charters of our audit, compensation and nominating and corporate governance committees. The information on our website is not part of this report.

Item 1A: Risk Factors

Risks Related to Our Business and Operations

The current global economic and financial conditions may have a negative effect on our business and operations.

While economic conditions in many of our markets have improved, current economic and financial conditions continue to be challenging and volatile and any worsening of such conditions, including any disruption in the capital markets, could adversely affect our business and operations. The nature of the recovery in the economic, credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected. Potential consequences of the current economic and financial conditions include:

- the financial condition of our tenants may be adversely affected, which may result in tenant defaults under the leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- current or potential tenants may delay or postpone entering into long-term net leases with us which could continue to lead to reduced demand for commercial real estate;
- the ability to borrow on terms and conditions that we find acceptable may be limited or unavailable, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from acquisition and development activities, reduce our ability to make cash distributions to our stockholders and increase our future interest expense;
- our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions;
- the recognition of impairment charges on or reduced values of our properties, which may adversely affect our results of operations or limit our ability to dispose of assets at attractive prices and may reduce the availability of buyer financing; and
- one or more lenders under the Credit Facility could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs and commitments associated with our operations. Such conditions make it very difficult to forecast operating results, make business decisions and identify and address material business risks.

Single-tenant leases involve significant risks of tenant default.

We focus our development and investment activities on ownership of real properties that are leased to a single-tenant. Therefore, the financial failure of, or other default in payment by, a single-tenant under its lease is likely to cause a significant reduction in our operating cash flows from that property and a significant reduction in the value of the property, and could cause a significant reduction in our revenues and a significant impairment loss. We may also experience difficulty or a significant delay in re-leasing such property. The current economic and financial conditions may put financial pressure on and increase the likelihood of the financial failure of, or other default in payment by, one or more of the tenants to whom we have exposure.

Failure by any major tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, would have a material adverse effect on us.

We derive substantially all of our revenue from tenants who lease space from us at our properties. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition, particularly during periods of economic uncertainty. As a result, our tenants may delay lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close a number of stores or declare bankruptcy. Any of these actions could result in the termination of the tenant's leases and the loss of rental income attributable to the terminated leases. In addition, lease terminations by a major tenant or a failure by that major tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all. The occurrence of any of the situations described above would have a material adverse effect on our results of operations and our financial condition. See "—We rely significantly on three major tenants, and therefore, are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to those tenants" below.

We rely significantly on three major tenants, and therefore, are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to those tenants.
As of December 31, 2012, we derived approximately 44% of our annualized base rent from three major tenants:

- Approximately 30% of our annualized base rent was from Walgreens;
- Approximately 7% of our annualized base rent was from Kmart; and
- Approximately 7% of our annualized base rent was from CVS.

In the event of a default by any of these tenants under their leases, we may experience delays in enforcing our rights as lessor and may incur substantial costs in seeking to protect our investment. Any bankruptcy, insolvency or failure to make rental payments by, or any adverse change in the financial condition of, one or more of these tenants, or any other tenant to whom we may have a significant credit concentration now or in the future, would likely result in a material reduction of our cash flows and material losses to our company.

Bankruptcy laws will limit our remedies if a tenant becomes bankrupt and rejects the lease.
If a tenant becomes bankrupt or insolvent, that could diminish the income we receive from that tenant's leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leasehold with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured prepetition claim subject to statutory limitations, and therefore such amounts received in bankruptcy are likely to be substantially less than the remaining rent we otherwise were owed under the leases. In addition, any claim we have for unpaid past rent could be substantially less than the amount owed.

Certain of our tenants at our community shopping centers have the right to terminate their leases if other tenants cease to occupy a property.
In the event that certain tenants cease to occupy a property, although under most circumstances such a tenant would remain liable for its lease payments, such an action may result in certain other tenants at our community shopping centers having the right to terminate their leases at the affected property, which could adversely affect the future income from that property. As of December 31, 2012, each of our community shopping centers had tenants with those provisions in their leases.

Our portfolio has limited geographic diversification, which makes us more susceptible to adverse events in these areas.
Our properties are located primarily in the mid-western United States and in particular, the State of Michigan (with 47 properties). An economic downturn or other adverse events or conditions such as terrorist attacks or natural disasters in these areas, or any other area where we may have significant concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

Risks associated with our development and acquisition activities.
We intend to continue the development of new properties and to consider possible acquisitions of existing properties. We anticipate that our new developments will be financed under the Credit Facility or other forms of construction financing that will result in a risk that permanent financing on newly developed projects might not be available or would be available only on disadvantageous terms. In addition, new project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase anticipated project costs, and new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion. If permanent debt or equity financing is not available on acceptable terms to finance new development or acquisitions undertaken without permanent financing, further development activities or acquisitions might be curtailed or cash available for distribution might be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations, as well as general investment risks associated with any new real estate investment.

Properties that we acquire or develop may be located in new markets where we may face risks associated with investing in an unfamiliar market.
We may acquire or develop properties in markets that are new to us. When we acquire or develop properties located in these markets, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures.

We own several of our properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases and may limit our ability to sell these properties.
We own several of our properties through leasehold interests in the land underlying the buildings and we may acquire additional buildings in the future that are subject to similar ground leases. As lessee under a ground lease, we are exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Our ground leases contain certain provisions that may limit our ability to sell certain of our properties. In order to assign or transfer our rights and obligations under certain of our ground leases, we generally must obtain the consent of the landlord which, in turn, could adversely impact the price realized from any such sale.

Joint venture investments will expose us to certain risks.
We may from time to time enter into joint venture transactions for portions of our existing or future real estate assets. Investing in this manner subjects us to certain risks, among them the following:

- We will not exercise sole decision-making authority regarding the joint venture's business and assets and, thus, we may not be able to take actions that we believe are in our company's best interests.
- We may be required to accept liability for obligations of the joint venture (such as recourse carve-outs on mortgage loans) beyond our economic interest.
- Our returns on joint venture assets may be adversely affected if the assets are not held for the long-term.

The availability and timing of cash distributions is uncertain.
We expect to continue to pay quarterly distributions to our stockholders. However, we bear all expenses incurred by our operations, and our funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to our stockholders. In addition, our board of directors, in its discretion, may retain any portion of such cash for working capital. We cannot assure our stockholders that sufficient funds will be available to pay distributions.

We depend on our key personnel.
Our success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, our executive officers, each of whom would be difficult to replace. If any of our key personnel were to cease employment with us, our operating results could suffer. Our ability to retain our executive officers or to attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our future development or acquisition operations, our financial condition and cash flows. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance on any of our key personnel.

We face significant competition.
We face competition in seeking properties for acquisition and tenants who will lease space in these properties from insurance companies, credit companies, pension or private equity funds, private individuals, investment companies, other REITs and other industry participants, many of which have greater financial and other resources than we do. There can be no assurance that we will be able to successfully compete with such entities in our development, acquisition and leasing activities in the future.

General Real Estate Risk

Our performance and value are subject to general economic conditions and risks associated with our real estate assets.
There are risks associated with owning and leasing real estate. Although many of our leases contain terms that obligate the tenants to bear substantially all of the costs of operating our properties, investing in real estate involves a number of risks. Income from and the value of our properties may be adversely affected by:

- Changes in general or local economic conditions;
- The attractiveness of our properties to potential tenants;
- Changes in supply of or demand for similar or competing properties in an area;
- Bankruptcies, financial difficulties or lease defaults by our tenants;
- Changes in operating costs and expense and our ability to control rents;
- Our ability to lease properties at favorable rental rates;

- Our ability to sell a property when we desire to do so at a favorable price;
- Unanticipated changes in costs associated with known adverse environmental conditions or retained liabilities for such conditions;
- Changes in or increased costs of compliance with governmental rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws, and our potential liability thereunder; and
- Unanticipated expenditures to comply with the Americans with Disabilities Act and other similar regulations.

The current economic and financial market conditions have and may continue to exacerbate many of the foregoing risks. If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any mortgage debt obligation secured by the property and could require us to fund reserves in favor of our mortgage lenders, thereby reducing funds available for payment of cash dividends on our shares of common stock.

The fact that real estate investments are relatively illiquid may reduce economic returns to investors.
We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet secured debt obligations or to avoid a secured debt loan default. Real estate properties cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price, especially in light of the current global economic and financial market crisis. We may be required to invest in the restoration or modification of a property before we can sell it. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions and, as a result, could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on our common stock.

Our ability to renew leases or re-lease space on favorable terms as leases expire significantly affects our business.
We are subject to the risks that, upon expiration of leases for space located in our properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another tenant with comparable structural needs, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property. Further, if we are unable to re-let promptly all or a substantial portion of our retail space or if the rental rates upon such re-letting were significantly lower than expected rates, our net income and ability to make expected distributions to stockholders would be adversely affected. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases.

A property that incurs a vacancy could be difficult to sell or re-lease.
A property may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. Certain of our properties may be specifically suited to the particular needs of a tenant. We may have difficulty obtaining a new tenant for any vacant space we have in our properties. If the vacancy continues for a long period of time, we may suffer reduced revenues resulting in less cash available to be distributed to stockholders. In addition, the resale value of a property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Potential liability for environmental contamination could result in substantial costs.
Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our stockholders. This potential liability results from the following:

- As owner we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination.
- The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination.
- Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs.

- Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

We own and may in the future acquire properties that will be operated as convenience stores and gas station facilities. The operation of convenience stores and gas station facilities at our properties will create additional environmental concerns. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations.

A majority of our leases require our tenants to comply with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. However, we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our secured lenders and reduce our ability to service our secured debt and pay dividends to stockholders and any debt security interest payments. Environmental problems at any properties could also put us in default under loans secured by those properties, as well as loans secured by unaffected properties.

Uninsured losses relating to real property may adversely affect our returns.
Our leases require tenants to carry comprehensive liability and extended coverage insurance on our properties. However, there are certain losses, including losses from environmental liabilities, terrorist acts or catastrophic acts of nature, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. In the event of a substantial unreimbursed loss, we would remain obligated to repay any mortgage indebtedness or other obligations related to the property.

Risks Related to Our Debt Financings

Leveraging our portfolio subjects us to increased risk of loss, including loss of properties in the event of a foreclosure.
At December 31, 2012, our ratio of indebtedness to total enterprise value (assuming conversion of OP units) was approximately 33.8%. The use of leverage presents an additional element of risk in the event that (1) the cash flow from lease payments on our properties is insufficient to meet debt obligations, (2) we are unable to refinance our debt obligations as necessary or on as favorable terms or (3) there is an increase in interest rates. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the property could be foreclosed upon with a consequent loss of income and asset value to us. Under the "cross-default" provisions contained in mortgages encumbering some of our properties, our default under a mortgage with a lender would result in our default under mortgages held by the same lender on other properties resulting in multiple foreclosures.

We intend to maintain a ratio of total indebtedness (including construction or acquisition financing) to total enterprise value of 65% or less. Nevertheless, we may operate with debt levels which are in excess of 65% of total enterprise value for extended periods of time. Our organization documents contain no limitation on the amount or percentage of indebtedness which we may incur. Therefore, our board of directors, without a vote of the stockholders, could alter the general policy on borrowings at any time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and could result in an increased risk of default on our obligations.

Covenants in our credit agreements could limit our flexibility and adversely affect our financial condition.
The terms of the Credit Facility and other indebtedness require us to comply with a number of customary financial and other covenants. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations. The Credit Facility contains certain cross-default provisions which could be

triggered in the event that we default on our other indebtedness. These cross-default provisions may require us to repay or restructure the Credit Facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected.

Credit market developments may reduce availability under our credit agreements.
Due to the current volatile state of the credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to: extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and/or honoring loan commitments. If our lender(s) fail to honor their legal commitments under our credit facilities, it could be difficult in the current environment to replace our credit facilities on similar terms. The failure of any of the lenders under the Credit Facility may impact our ability to finance our operating or investing activities.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.
We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such agreements are not legally enforceable. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income tests. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Risks Related to Our Corporate Structure

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.
Our charter contains a 9.8% ownership limit. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 9.8% of the value of our outstanding shares of common stock and preferred stock, except that the any member of the Agree-Rosenberg Group (as defined in our charter) (the "Agree-Rosenberg Group") may own up to 24%. Our board of directors, in its sole discretion, may exempt, subject to the satisfaction of certain conditions, any person from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any person whose ownership, direct or indirect, in excess of 9.8% of the value of our outstanding shares of common stock and preferred stock could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede, and we may use the ownership limit deliberately to delay or impede, a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We have a staggered board. Our directors are divided into three classes serving three-year staggered terms. The staggering of our board of directors may discourage offers for our company or make an acquisition more difficult, even when an acquisition is in the best interest of our stockholders.

We have a shareholder rights plan. Under the terms of this plan, we can in effect prevent a person or group from acquiring more than 15% of the outstanding shares of our common stock because, unless we approve of the acquisition, after the person acquires more than 15% of our outstanding common stock, all other stockholders will have the right to purchase securities from us at a price that is less than their then fair market value. This would substantially reduce the value and influence of the stock owned by the acquiring person. Our board of directors can prevent the plan from operating by approving the transaction in advance, which gives us significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in our company.

We could issue stock without stockholder approval. Our board of directors could, without stockholder approval, issue authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors could, without stockholder approval, classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares. Our board of directors could establish a series of stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company. Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

- "Business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter would require the recommendation of our board of directors and impose special appraisal rights and special stockholder voting requirements on these combinations; and

- "Control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The business combination statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from the business combination provisions of the MGCL any business combination with Mr. Richard Agree or any other person acting in concert or as a group with Mr. Richard Agree.

In addition, our bylaws contain a provision exempting from the control share acquisition statute any members of the Agree-Rosenberg Group, our other officers, our employees, any of the associates or affiliates of the foregoing and any other person acting in concert of as a group with any of the foregoing.

Additionally, Title 3, Subtitle 8 of the Maryland General Corporation Law, or MGCL, permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our charter, our bylaws, the limited partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our board of directors can take many actions without stockholder approval.
Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following:

- Change our investment and financing policies and our policies with respect to certain other activities, including our growth, debt capitalization, distributions, REIT status and investment and operating policies;
- Within the limits provided in our charter, prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;

- Issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;
- Classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares, without obtaining stockholder approval;
- Employ and compensate affiliates;
- Direct our resources toward investments that do not ultimately appreciate over time;
- Change creditworthiness standards with respect to third-party tenants; and
- Determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving our stockholders the right to vote.

Future offerings of debt and equity may not be available to us or may adversely affect the market price of our common stock.
We expect to continue to increase our capital resources by making additional offerings of equity and debt securities in the future, which would include classes of preferred stock, common stock and senior or subordinated notes. Our ability to raise additional capital may be adversely impacted by market conditions, and we do not know if market conditions will continue to stabilize or improve. Future market dislocations could cause us to seek sources of potentially less attractive capital. All debt securities and other borrowings, as well as all classes of preferred stock, will be senior to our common stock in a liquidation of our company. Additional equity offerings could dilute our stockholders' equity, and reduce the market price of shares of our common stock. In addition, we may issue preferred stock with a distribution preference that may limit our ability to make distributions on our common stock. Our ability to estimate the amount, timing or nature of additional offerings is limited as these factors will depend upon market conditions and other factors.

The market price of our stock may vary substantially.
The market price of our common stock could be volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Among the market conditions that may affect the market price of our common stock are the following:

- Our financial condition and operating performance and the performance of other similar companies;
- Actual or anticipated variations in our quarterly results of operations;
- The extent of investor interest in our company, real estate generally or commercial real estate specifically;
- The reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- Changes in expectations of future financial performance or changes in estimates of securities analysts;
- Fluctuations in stock market prices and volumes; and
- Announcements by us or our competitors of acquisitions, investments or strategic alliances.

Certain officers and directors may have interests that conflict with the interests of stockholders.
Certain of our officers and members of our board of directors own OP units in the Operating Partnership. These individuals may have personal interests that conflict with the interests of our stockholders with respect to business decisions affecting us and the Operating Partnership, such as interests in the timing and pricing of property sales or refinancings in order to obtain favorable tax treatment. As a result, the effect of certain transactions on these unit holders may influence our decisions affecting these properties.

Federal Income Tax Risks

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.
To qualify as a REIT for federal income tax purposes we must continually satisfy numerous income, asset and other tests, thus having to forego investments we might otherwise make and hindering our investment performance.

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.
We will be subject to increased taxation if we fail to qualify as a REIT for federal income tax purposes. Although we believe that we are organized and operate in such a manner so as to qualify as a REIT under the Internal Revenue Code, no assurance can be given that we will remain so qualified. Qualification as a REIT involves the

application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable Treasury Regulations is also increased in the context of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. A REIT generally is not taxed at the corporate level on income it distributes to its stockholders, as long as it distributes annually at least 100% of its taxable income to its stockholders. We have not requested and do not plan to request a ruling from the Internal Revenue Service that we qualify as a REIT.

If we fail to qualify as a REIT, we will face tax consequences that will substantially reduce the funds available for payment of cash dividends:

- We would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates.
- We could be subject to the federal alternative minimum tax and possibly increased state and local taxes.
- Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we failed to qualify.

In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends (other than any mandatory dividends on any preferred shares we may offer). As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our common stock.

Changes in tax laws may prevent us from maintaining our qualification as a REIT.

As we have previously described, we intend to maintain our qualification as a REIT for federal income tax purposes. However, this intended qualification is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect our status as a REIT. If there is a change in the tax laws that prevent us from qualifying as a REIT or that requires REITs generally to pay corporate level income taxes, we may not be able to make the same level of distributions to our stockholders.

An investment in our stock has various tax risks that could affect the value of your investment, including the treatment of distributions in excess of earnings and the inability to apply "passive losses" against distributions.

An investment in our stock has various tax risks. Distributions in excess of current and accumulated earnings and profits, to the extent that they exceed the adjusted basis of an investor's stock, will be treated as long-term capital gain (or short-term capital gain if the shares have been held for less than one year). Any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year, and otherwise will be treated as short-term capital gain or loss. Distributions that we properly designate as capital gain distributions will be treated as taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for greater than one year. Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive income, meaning stockholders generally will not be able to apply any "passive losses" against such income or gain.

Excessive non-real estate asset values may jeopardize our REIT status.

In order to qualify as a REIT, at least 75% of the value of our assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents, and government securities. Therefore, the value of any properties we own that are not considered real estate assets for federal income tax purposes must represent in the aggregate less than 25% of our total assets. In addition, under federal income tax law, we may not own securities in any one issuer (other than a REIT, a qualified REIT subsidiary or a TRS) which represent in excess of 10% of the voting securities or 10% of the value of all securities of any one issuer, or which have, in the aggregate, a value in excess of 5% of our total assets, and we may not own securities of one or more TRSs which have, in the aggregate, a value in excess of 25% of our total assets. We may invest in securities of another REIT, and our investment may represent in excess of 10% of the voting securities or 10% of the value of the securities of the other REIT. If the other REIT were to lose its REIT status during a taxable year in which our investment represented in excess of 10% of the voting securities or 10% of the value of the securities of the other REIT as of the close of a calendar quarter, we may lose our REIT status.

Compliance with the asset tests is determined at the end of each calendar quarter. Subject to certain mitigation provisions, if we fail to meet any such test at the end of any calendar quarter, we will cease to qualify as a REIT.

We may have to borrow funds or sell assets to meet our distribution requirements.
Subject to some adjustments that are unique to REITs, a REIT generally must distribute 90% of its taxable income. For the purpose of determining taxable income, we may be required to accrue interest, rent and other items treated as earned for tax purposes but that we have not yet received. In addition, we may be required not to accrue as expenses for tax purposes some items which actually have been paid, including, for example, payments of principal on our debt, or some of our deductions might be disallowed by the Internal Revenue Service. As a result, we could have taxable income in excess of cash available for distribution. If this occurs, we may have to borrow funds or liquidate some of our assets in order to meet the distribution requirement applicable to a REIT.

Future distributions may include a significant portion as a return of capital.
Our distributions may exceed the amount of our income as a REIT. If so, the excess distributions will be treated as a return of capital to the extent of the stockholder's basis in our stock, and the stockholder's basis in our stock will be reduced by such amount. To the extent distributions exceed a stockholder's basis in our stock; the stockholder will recognize capital gain, assuming the stock is held as a capital asset.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.
A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. A TRS will typically pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Our TRSs will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us. There can be no assurance that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

Liquidation of our assets may jeopardize our REIT qualification.
To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any gain if we sell assets in transactions that are considered to be "prohibited transactions," which are explained in the risk factor below.

We may be subject to other tax liabilities even if we qualify as a REIT.
Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income (including capital gains). Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the Internal Revenue Service would not contend otherwise. The need to avoid prohibited transactions could cause us to forego or defer sales of properties that might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our TRSs, or through entities that are disregarded for federal income tax purposes as entities separate from our TRSs, will be subject to federal and possibly state corporate income tax. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations.
The maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to

perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our stock.

Our ownership limit contained in our charter may be ineffective to preserve our REIT status.
In order for us to qualify as a REIT for each taxable year, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year (the "5/50 Rule"). Individuals for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to preserve our REIT qualification, our charter generally prohibits (i) any member of the Agree-Rosenberg Group from directly or indirectly owning more than 24% of the value of our outstanding stock and (ii) any other person from directly or indirectly owning more than 9.8% of the value of our outstanding common stock and preferred stock, subject to certain exceptions. Because of the way our ownership limit is written, including because the limit on persons other than a member of the Agree-Rosenberg Group is not less than 9.8%, our charter limitation may be ineffective to ensure that we do not violate the 5/50 Rule.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.
The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute qualifying income for purposes of income tests that apply to us as a REIT. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRSs.

Item 1B: Unresolved Staff Comments

There are no unresolved staff comments.

Item 2: Properties

Our properties consist of 100 freestanding single tenant net leased retail properties and nine community shopping centers that, as of December 31, 2012, were 98% leased, with a weighted average lease term of 12.1 years. Approximately 87% of our annualized base rent was attributable to national retailers. Among these retailers are Walgreens, Kmart and CVS, which, at December 31, 2012, collectively represented approximately 44% of our annualized base rent. A majority of our properties were built for or are leased to national tenants who require a high quality location with strong retail characteristics. We developed 47 of our 100 freestanding single tenant net leased retail properties and all nine of our community shopping centers. Properties we have developed (including our community shopping centers) account for approximately 60% of our annualized base rent as of December 31, 2012. Our 100 freestanding single tenant net leased retail properties are comprised of 100 retail locations. See Notes 5 and 6 to the Consolidated Financial Statements included herein for information regarding mortgage debt and other debt related to our properties.

A substantial portion of our income consists of rent received under net leases. A majority of our leases provide for the payment of fixed base rentals monthly in advance and for the payment by tenants of a pro rata share of the real estate taxes, insurance, utilities and common area maintenance of the shopping center as well as payment to us of a percentage of the tenant's sales. We received percentage rents of $27,616, $34,404 and $34,518 for the fiscal years 2012, 2011 and 2010, respectively. Leases with Walgreens and Kmart do contain percentage rent provisions; however, no percentage rent was received from these tenants during these periods. Some of our leases require us to make roof and structural repairs, as needed.

Development and Acquisition Summary

During 2012, we completed the following developments and redevelopments:

Tenant(s)	Sector	Location	Cost (1)	Cost Per Square Foot
McDonald's	Quick Service Restaurant	Southfield, Michigan	$1.2 million	(2)
Miner's Super One Foods	Grocery	Ironwood, Michigan	$1.2 million	$188
Chase	Banks	Venice, Florida	$1.3 million	(2)

(1) All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial reporting purposes. Leasing costs associated with the lease up of development properties are not included in development costs. See Note 2 to our Consolidated Financial Statements.
(2) Represents land cost. Tenant built the improvements under the terms of the ground lease.

During 2012 and 2011, we completed the following acquisitions:

Tenant(s)	Sector	Location	Cost
2012			
National Tire & Battery	Auto Service	Madison, Alabama	$ 2.3 million
Chase	Financial Institutions	Macomb, Michigan	2.3 million
Advance Auto Parts	Auto Parts	Walker, Michigan	1.4 million
Lowe's Home Improvement	Home Improvement	Portland, Oregon	14.1 million
Jared, The Galleria of Jewelry (1)	Specialty Retail	Baton Rouge, Louisiana	1.8 million
Dollar General Market	Grocery	Cochran, Georgia	3.1 million
Walgreens	Pharmacy	Ann Arbor, Michigan	2.9 million
Wawa Portfolio	Gas & Convenience Store	Newark, Delaware Clifton Heights, Pennsylvania Vineland, New Jersey	14.2 million
Goodyear	Auto Service	Fort Mill, South Carolina	2.4 million
Family Dollar	Dollar Stores	Spartanburg, South Carolina	1.2 million
AutoZone	Auto Parts	Springfield, Illinois	0.9 million
USAA/US Cellular	Financial	Jacksonville, North Carolina	3.1 million
Mattress Firm	Specialty Retail	Morrow, Georgia	1.9 million
Harris Teeter	Grocery	Charlotte, North Carolina	2.9 million
Dollar General Market	Grocery	Lyons, Georgia	2.2 million
Big Lots	Big Box Discount	Fuquay-Varina, North Carolina	3.1 million
AutoZone	Auto Parts	Minneapolis, Minnesota	1.8 million
LA Fitness	Health & Fitness	Lake Zurich, Illinois	9.8 million
Advance Auto Parts	Auto Parts	Lebanon, Virginia	1.0 million
Applebee's Portfolio	Casual Dining	Harlingen, Texas Wichita Falls, Texas Pensacola, Florida (two properties)	9.1 million
2011			
AT&T	Specialty Retail	Wilmington, North Carolina	$ 3.3 million
Advance Auto Parts	Auto Parts	Marietta, Georgia	1.3 million
National Tire & Battery	Auto Service	Dallas, Texas	2.8 million
CVS Caremark	Pharmacy	Roseville, California	8.4 million
Aldi	Grocery	New Lenox, Illinois	1.9 million
Big O Tires	Auto Service	Chandler, Arizona	2.6 million
Kohl's (1)	Apparel	Salt Lake City, Utah	8.1 million
Walgreens	Pharmacy	Fort Walton Beach, Florida	2.7 million
Wawa	Gas & Convenience Store	Baltimore, Maryland	3.5 million
CVS Caremark	Pharmacy	Leawood, Kansas	4.2 million

(1) Property subject to a long-term ground lease where a third party owns the underlying land and has leased the property to us.

The weighted average capitalization rate for the 2012 acquisitions was 8.6%. The weighted average capitalization rate for these single tenant net leased properties was calculated by dividing the property net operating income by the purchase price. Property net operating income is defined as the straight-line rent for the base term of the lease less any property level expense (if any) that is not recoverable from the tenant.

The weighted average capitalization rate for the 2011 acquisitions was 8.6%. The weighted average capitalization rate for these single tenant net leased properties was calculated by dividing the property net operating income by the purchase price. Property net operating income is defined as the straight-line rent for the base term of the lease from each property less any property level expense (if any) that is not recoverable from the tenant.

During 2012 and 2011, we completed the following dispositions:

Tenant(s)	Sector	Location	Sales Price
2012			
Former Borders	Office	Ann Arbor, Michigan	$ 0.6 million
Former Borders	Book Store	Omaha, Nebraska	2.7 million
Former Borders	Book Store	Columbus, Ohio	1.7 million
Charlevoix Commons	Shopping Center	Charlevoix, Michigan	3.4 million
Plymouth Commons	Shopping Center	Plymouth, Wisconsin	3.7 million
Shawano Plaza	Shopping Center	Shawano, Wisconsin	3.8 million
2011			
Borders	Book Store	Tulsa, Oklahoma	$ 6.7 million
Former Borders	Book Store	Norman, Oklahoma	1.6 million
Borders	Headquarters	Ann Arbor, Michigan	
Former Borders	Book Store	Ann Arbor, Michigan	

Major Tenants

The following table sets forth certain information with respect to our major tenants:

Tenant	Number of Leases	Annualized Base Rent as of December 31, 2012	Percent of Total Annualized Base Rent as of December 31, 2012
Walgreens	31	$ 11,494,744	30%
Kmart	9	2,748,691	7
CVS Caremark	6	2,463,490	7
Total	46	$ 16,706,925	44%

Walgreens is a leader of the U.S. chain drugstore industry and trades on the New York Stock Exchange ("NYSE") under the symbol "WAG". Walgreens operated 8,385 locations in 50 states, the District of Columbia, Puerto Rico and Guam. For its fiscal year ended August 31, 2012, Walgreens had total assets of approximately $33.5 billion, annual net sales of $71.6 billion, annual net income of $2.1 billion, and stockholders' equity of $18.2 billion.

Kmart is a wholly-owned subsidiary of Sears, which trades on the Nasdaq stock market under the symbol "SHLD". Kmart is a mass merchandising company that offers customers quality products through a portfolio of brands and labels. As of February 2, 2013, Kmart operated approximately 1,221 stores across 49 states, Guam, Puerto Rico and the U.S. Virgin Islands. Sears is a broadline retailer with approximately 2,019 full-line and 54 specialty retail stores in the United States. As of February 2, 2013, Sears had total assets of $19.3 billion, total liabilities of $16.1 billion and stockholders' equity of $3.2 billion. All of our Kmart properties are in the traditional Kmart format and these Kmart properties average 85,000 square feet per property.

CVS is a leading pharmacy provider in the United States and trades on the NYSE under the symbol "CVS". As of December 31, 2012, CVS operated over 7,458 retail stores in 42 states, the District of Columbia and Puerto Rico. For its fiscal year ended December 31, 2012, CVS had net revenues of $123.1 billion, its annual net income was $3.9 billion and it had shareholders' equity of $37.7 billion.

The financial information set forth above with respect to Walgreens, Kmart and CVS was derived from the annual reports on Form 10-K filed by Walgreens and CVS with the SEC with respect to their 2012 fiscal year, and the quarterly report on Form 10-Q filed by Sears Holdings Corporation with the SEC with respect to the third quarter of 2012. Additional information regarding Walgreens, Kmart or CVS may be found in their respective public filings. These filings can be accessed at www.sec.gov. We are unable to confirm, and make no representations with respect to, the accuracy of these reports and therefore you should not place undue reliance on such information as it pertains to our operations.

Location of Properties in the Portfolio

The following table presents information about our properties as of December 31, 2012.

State	Number of Properties	Total GLA (Sq. Feet)	Percent of GLA Leased on December 31, 2012
Alabama	1	6,000	100%
Arizona	1	6,228	100%
California	1	15,791	100%
Connecticut	1	10,125	100%
Delaware	1	5,599	100%
Florida	12	425,055	100%
Georgia	5	72,873	100%
Illinois	7	108,365	100%
Indiana	2	15,844	100%
Kansas	4	72,049	100%
Kentucky	1	116,212	100%
Louisiana	1	6,057	100%
Maryland	1	4,800	100%
Michigan	47	1,620,326	99%
Minnesota	1	5,400	100%
Nebraska	1	6,500	100%
New Jersey	2	15,721	100%
New York	2	27,626	100%
North Carolina	5	230,630	100%
Ohio	1	13,225	100%
Oregon	1	133,850	100%
Pennsylvania	3	41,698	31%
South Carolina	2	15,880	100%
Texas	3	18,599	100%
Utah	1	88,926	100%
Virginia	1	7,000	100%
Wisconsin	1	168,311	97%
Total	109	3,258,690	98.35%

Lease Expirations

The following table shows lease expirations for our community shopping centers and wholly-owned freestanding single tenant net leased retail properties, assuming that none of the tenants exercise renewal options.

		December 31, 2012				
	Number of	Gross Leasable Area		Annualized Base Rent		
Expiration Year	Leases Expiring	Square Footage	Percent of Total	Amount	Percent of Total	Average Per Square Foot
2013	14	295,622	9.2%	$ 1,044,724	2.7%	3.53
2014	18	288,569	9.0%	1,429,933	3.8%	4.96
2015	20	506,682	15.8%	2,536,788	6.7%	5.01
2016	15	108,341	3.4%	1,011,132	2.6%	9.33
2017	11	88,369	2.7%	1,580,510	4.1%	17.89
2018	11	136,841	4.3%	1,704,739	4.5%	12.46
2019	7	85,170	2.6%	1,820,559	4.8%	21.38
2020	5	114,101	3.6%	1,101,778	2.9%	9.66
2021	11	204,568	6.4%	3,670,185	9.6%	17.94
2022	5	156,212	4.9%	1,166,390	3.1%	7.47
Thereafter	67	1,220,391	38.1%	21,061,042	55.2%	17.26
Total	184	3,204,866	100.0%	$38,127,780	100.0%	$ 11.90

We have made preliminary contact with the 14 tenants whose leases expire in 2013. Of those tenants, two tenants have extended their lease term, five tenants' leases will terminate, and seven tenants have leases expiring in 2013. We expect those seven tenants to extend their leases or enter into lease extensions at rates similar to the expiring leases.

During the year ended December 31, 2012, we leased or re-leased 368,000 square feet of space, for a total annualized base rent of approximately $2.2 million. During that period, total tenant improvements for such leases were $1,230,000 and total leasing commissions were $56,000. Annualized base rent under such leases were $5.92 per square foot, or 28.8% lower than under leases expiring in 2013.

Annualized Base Rent of our Properties

The following table sets forth annualized base rent as of December 31, 2012 for each type of retail tenant:

Type of Tenant	Annualized Base Rent as of December 31, 2012	Percent of Total Annualized Base Rent as of December 31, 2012
National (1)	$ 33,408,661	88%
Regional (2)	3,508,638	9%
Local	1,210,481	3%
Total	$ 38,127,780	100%

(1) Includes the following national tenants: Walgreens, Kmart, Wal-Mart, CVS, Lowe's, Dick's Sporting Goods, PNC Bank, Kohl's, Fashion Bug, Rite Aid, JC Penney, Applebee's, GNC Group, AT&T, Advance Auto, Radio Shack, Super Value, McDonalds, AutoZone, Dollar General, Payless Shoes, Family Dollar, H&R Block, Sally Beauty, Goodyear, Jo Ann Fabrics, LA Fitness, Staples, JP Morgan Chase, Best Buy, Dollar Tree, TGI Friday's and Pier 1 Imports.

(2) Includes the following regional tenants: Wawa, Meijer, Dunham's Sports, Christopher Banks, Harris Teeter, and Beall's Department Stores.

Freestanding Properties
At December 31, 2012, our 100 operating freestanding properties were leased to Walgreens (30), Rite Aid (7), CVS (6), Kmart (2), JP Morgan Chase (5), Los Tres Amigos (1), Dick's Sporting Goods (1), Lake Lansing RA Associates, LLC (1), Meijer (1), Wal-Mart (Sam's Club) (1), Kohl's (2), PNC Bank (1), Lowe's (2), Off Broadway Shoes (1), Wawa (4), Simply Amish (1), Advance Auto (3), Aldi (1), Natural Grocers (1), AT&T (1), TBC Tire stores (3), Applebee's (4), AutoZone (3), Big Lots (1), Famous Dave's (1), Dollar General (2), Family Dollar (1), Goodyear (1), Harris Teeter (1), Sterling Jewelers (1), USAA/US Cellular (1), McDonalds (1), Mattress Firm (1), TGI Fridays (1), LA Fitness (1), and other/vacant (5). Our freestanding properties provided $30,423,786, or approximately 79.8%, of our annualized base rent as of December 31, 2012, at an average base rent per square foot of $16.10. These properties contain, in the aggregate, 1,885,421 square feet of GLA or approximately 58% of our total GLA as of December 31, 2012. Our freestanding properties tend to have high traffic counts, are generally located in densely populated areas and are leased to a single-tenant on a long term basis. Of our 100 operating freestanding properties, 48 were developed by us. Our freestanding properties had a weighted average remaining lease term of 14.1 years as of December 31, 2012.

Our freestanding properties range in size from 3,215 to 170,393 square feet of GLA and are located in the following states: Alabama (1), Arizona (1), California (1), Connecticut (1), Delaware (1), Florida (11), Georgia (5), Illinois (6), Indiana (2), Kansas (4), Louisiana (1), Maryland (1), Michigan (42), Minnesota (1), Nebraska (1), New Jersey (2), New York (2), North Carolina (5), Ohio (1), Oregon (1), Pennsylvania (3), South Carolina (2), Texas (3), Utah (1), and Virginia (1).

The following table sets forth more information about our freestanding properties as of December 31, 2012.

Tenant	City	State	Year Completed/ Expanded	Total GLA	Lease Expiration (2) (Option Expiration)
Advance Auto Parts	Lebanon	VA	2012	7,000	12/31/2017
Advance Auto Parts (8)	Marietta	GA	2011	6,271	4/30/2026
Advance Auto Parts (8)	Walker	MI	2012	8,000	12/15/2026
Aldi (8)	New Lenox	IL	2011	15,000	11/30/2031
Applebee's	Harlingen	TX	2012	5,020	12/31/2032
Applebee's	Pensacola Bayou	FL	2012	4,685	12/31/2032
Applebee's	Pensacola 9 Mile	FL	2012	5,404	12/31/2032
Applebee's	Wichita Falls	TX	2012	5,505	12/31/2032
AT&T (8)	Wilmington	NC	2010	4,000	11/30/2025
AutoZone	Minneapolis	MN	2012	5,400	8/31/2023
AutoZone	Springfield	IL	2012	10,000	12/31/2018
AutoZone	Ypsilanti	MI	2001	6,500	8/31/2021
Big Lots	Fuquay-Varina	NC	2012	30,237	1/31/2023
Chase Bank	Macomb Twp	MI	2009	4,270	11/30/2027
Chase Bank (8)	Macomb Twp	MI	2012	4,200	1/31/2029
Chase Bank (8)	Spring Grove	IL	2010	4,300	4/20/2038
Chase Bank (7)(8)	Southfield Chase	MI	2009	4,270	10/31/2029
Chase Bank	Venice	FL	2012	4,350	11/30/2032
Famous Dave's	Omaha	NE	1995	6,500	10/31/2017
Citizens Bank	Flint	MI	2003	4,426	7/14/2023
CVS (8)	Atchison	KS	2010	13,225	1/31/2036
CVS (8)	Johnstown	OH	2010	13,225	1/31/2035
CVS (8)	Lake in the Hills	IL	2010	13,225	1/31/2035
CVS (8)	Leawood	KS	2005	13,824	11/30/2024
CVS (8)	Mansfield	CT	2010	10,125	1/31/2027
CVS (8)	Roseville	CA	2009	15,791	6/30/2029
Dick's Sporting Goods (8)	Boynton Beach	FL	2010	43,790	1/31/2021
Dollar General	Cochran	GA	2012	20,707	5/31/2027
Dollar General	Lyons	GA	2012	20,834	10/31/2027
Los Tres Amigos (3)	Lansing	MI	2004	5,448	8/31/2015

Tenant	City	State	Year Completed/ Expanded	Total GLA	Lease Expiration (2) (Option Expiration)
Family Dollar	Spartanburg	SC	2012	8,320	1/31/2022
Goodyear	Fort Mill	SC	2012	7,560	11/30/2022
Harris Teeter	Charlotte	NC	2012	18,000	6/30/2023
Kmart	Grayling	MI	1984	52,320	9/30/2014
Kmart	Oscoda	MI	1984/1990	90,470	9/30/2014
Kohl's (8)	Salt Lake City	UT	1980	88,926	7/31/2025
Kohl's (1)(8)	Tallahassee	FL	2010	102,381	1/31/2028
LA Fitness	Lake Zurich	IL	2012	42,625	3/31/2028
Lake Lansing Assoc. (4)	East Lansing	MI	2004	14,564	10/31/2028
Library	Lawrence	KS	2012	20,000	5/31/2014
Lowe's (8)	Concord	NC	2010	170,393	10/31/2028
Lowe's (8)	Portland	OR	2012	133,850	9/30/2029
Mattress Firm	Morrow	GA	2012	10,241	4/30/2023
McDonalds	Southfield	MI	2012	4,362	5/17/2032
Meijer (5)(8)	Plainfield	IN	2002	-	11/5/2027
Natural Grocers (8)	Wichita	KS	1995	25,000	11/30/2021
Off Broadway Shoes	Boynton Beach	FL	1996	20,745	2/28/2017
PNC (8)	Antioch	IL	2010	3,215	3/31/2039
Qdoba Mexican / Restaurant Space	Livonia	MI	2008 / 2010	4,900	4/30/2023 / 6/30/2020
Rite Aid (8)	Albion	NY	2004	13,813	10/12/2024
Rite Aid (8)	Canton Twp	MI	2003	11,180	10/31/2019
Rite Aid (8)	Mt Pleasant	MI	2005	11,095	11/30/2025
Rite Aid	N Cape May	NJ	2005	10,118	11/30/2025
Rite Aid (8)	Roseville	MI	2002	11,060	6/30/2025
Rite Aid (8)	Summit Twp	MI	2006	11,060	10/31/2019
Rite Aid (8)	Webster NY	NY	2004	13,813	2/24/2024
Sam's Club (6)(8)	Roseville	MI	2002	132,332	8/4/2022
Simply Amish	Indianapolis	IN	2007	15,844	12/31/2017
Sterling Jewelers (1)(8)	Baton Rouge	LA	2012	6,057	1/31/2032
TBC Corp (8)	Chandler	AZ	2011	6,228	8/31/2036
TBC Corp (8)	Dallas	TX	2011	8,074	5/31/2036
TBC Corp (8)	Madison	AL	2011	6,000	11/30/2036
TGI Fridays	Monroeville	PA	1996	8,400	1/31/2018
USAA / US Cellular	Jacksonville	NC	2012	8,000	3/31/2022
Vacant	Ann Arbor	MI			Vacant
Vacant	Monroeville	PA		28,604	Vacant
Walgreen	Ann Arbor	MI	2010	13,650	9/30/2035
Walgreen (8)	Atlantic Beach	FL	2010	14,478	8/31/2035
Walgreen	Barnesville	GA	2007	14,820	10/31/2032
Walgreen (8)	Beecher Ballenger	MI	2002	14,490	4/30/2027
Walgreen (8)	Big Rapids	MI	2003	13,560	4/30/2028
Walgreen	Brighton	MI	2009	14,550	1/31/2034
Walgreen (8)	Chesterfield	MI	1998	13,686	7/31/2018
Walgreen (8)	Corunna Road	MI	2004	14,560	2/28/2029
Walgreen (8)	Delta Twp	MI	2005	14,559	11/30/2030
Walgreen (8)	Flint - Bristol / Fenton	MI	2005	13,650	11/30/2029
Walgreen (8)	Flint-Atherton	MI	2000	14,490	1/31/2021
Walgreen (8)	Flint-Davison	MI	2001	15,120	2/28/2021
Walgreen (8)	Fort Walton Beach	FL	2010	13,905	3/31/2024
Walgreen (8)	Grand Blanc	MI	1998	13,905	2/28/2019
Walgreen (8)	Grand Rapids	MI	2005	14,820	8/31/2030

Tenant	City	State	Year Completed/ Expanded	Total GLA	Lease Expiration (2) (Option Expiration)
Walgreen (8)	Livonia	MI	2007	14,490	5/31/2032
Walgreen (8)	Lowell	MI	2009	13,650	8/31/2034
Walgreen (8)	Macomb Twp	MI	2008	14,820	3/31/2033
Walgreen (8)	Midland	MI	2005	14,820	7/31/2030
Walgreen (8)	N Baltimore	MI	2001	14,490	8/31/2021
Walgreen (1)(8)	Petoskey	MI	2000	13,905	4/30/2020
Walgreen (8)	Pontiac	MI	1998	13,905	10/31/2018
Walgreen	Port St. John	FL	2010	14,550	4/30/2034
Walgreen (8)	Rochester	MI	1998	13,905	6/30/2019
Walgreen (8)	Shelby	MI	2008	14,820	7/31/2033
Walgreen (8)	Silver Springs Shores	FL	2010	14,550	12/31/2033
Walgreen	St. Augustine Shores	FL	2010	14,820	11/30/2035
Walgreen (8)	Waterford	MI	1997	13,905	2/28/2018
Walgreen (8)	Ypsilanti	MI	2008	13,650	5/31/2033
Walgreen (8)(9)	Ypsilanti	MI	1999	15,120	12/31/2019
Wawa (8)	Baltimore	MD	2011	4,800	1/31/2032
Wawa (8)	Clifton Heights	PA	2012	4,694	12/31/2021
Wawa (8)	Newark	DE	2012	5,599	12/31/2021
Wawa (8)	Vineland	NJ	2012	5,603	12/31/2021
				1,885,421	

(1) Properties subject to long-term ground leases where a third party owns the underlying land and has leased the land to us to construct or operate freestanding properties. We pay rent for the use of the land and we are generally responsible for all costs and expenses associated with the building and improvements. At the end of the lease terms, as extended (Petoskey, MI 2074, Tallahassee, FL 2032, Baton Rouge, LA, 2052), the land together with all improvements revert to the land owner. We have an option to purchase the Petoskey property after August 7, 2019.

(2) At the expiration of tenant's initial lease term, each tenant (except Simply Amish and Citizens Bank) has an option, subject to certain requirements, to extend its lease for an additional period of time.

(3) This 2.03 acre property is leased from us by Los Tres Amigos pursuant to a ground lease. The tenant occupies a 5,448 square foot building.

(4) This 11.3 acre property is leased from us by Lake Lansing RA Associates, LLC pursuant to a ground lease. The ground lessee has constructed a 14,564 square foot building.

(5) This 32.5 acre property is leased from us by Meijer pursuant to a ground lease. Meijer expects to construct an estimated 210,000 square foot super center.

(6) This 12.68 acre property is leased from us by Wal-Mart pursuant to a ground lease. Wal-Mart has constructed a Sam's Club retail building containing approximately 132,332 square feet.

(7) This 1.0 acre property is leased from us by JP Morgan Chase Bank pursuant to a ground lease. JP Morgan Chase has constructed a retail bank branch containing approximately 4,270 square feet.

(8) Properties subject to a mortgage/debt or pledged pursuant to the Credit Facility.

(9) Classified as held for sale as of December 31, 2012.

Community Shopping Centers

Our nine community shopping centers range in size from 20,000 to 241,458 square feet of GLA. The community shopping centers are located in five states as follows: Florida (1), Illinois (1), Kentucky (1), Michigan (5) and Wisconsin (1). Our community shopping centers tend to be located in high traffic, market dominant centers in which customers of our tenants purchase day-to-day necessities. Our community shopping centers are anchored by national tenants.

The location, general character and primary occupancy information with respect to the community shopping centers as of December 31, 2012 are set forth below:

Property Location	Location	Year Completed/ Expanded	GLA Sq. Ft.	Annualized Base Rent (2)	Average Base Rent per Sq. Ft. (3)	Percent Leased at December 31, 2012	Anchor Tenants (Lease Expiration/Option Period Expiration) (4)
Capital Plaza (1)(5)	Frankfort, KY	1978/2006	116,212	$ 604,000	$ 5.20	100%	Kmart (2013/2053) Walgreens (2031/2052)
Chippewa Commons (5)	Chippewa Falls, WI	1991	168,311	929,651	5.52	100%	Kmart (2014/2064) Consumers Cooperative (2015/2030)
Ironwood Commons (5)	Ironwood, MI	1991	192,018	1,052,792	5.48	100%	Kmart (2015/2065) Miner's (2021/2031)
Marshall Plaza (5)	Marshall, MI	1990	119,479	676,654	5.66	100%	Kmart (2015/2065)
Central Michigan Commons (5)	Mt. Pleasant, MI	1973/1997	241,458	1,026,431	4.52	94%	Kmart (2013/2048) JCPenney Co. (2015/2035) Staples, Inc. (2015/2030)
North Lakeland Plaza (5)	Lakeland, FL	1987	171,397	1,321,110	7.71	100%	Best Buy (2016/2028) Beall's (2020/2035)
Petoskey Town Center (5)	Petoskey, MI	1990	174,870	925,440	5.40	98%	Kmart (2015/2065) Family Fare (2013)
Ferris Commons (5)	Big Rapids, MI	1990	169,524	1,026,686	6.06	100%	Kmart (2015/2065) MC Sports (2018/2033) Peebles (2019/2039)
West Frankfort Plaza	West Frankfort, IL	1982	20,000	141,230	7.06	100%	
Total			1,373,269	$ 7,703,994	$ 5.66	99%	

(1) All community shopping centers except Capital Plaza (which is subject to a long-term ground lease expiring in 2053 from a third party) are wholly-owned by us.
(2) Total annualized base rents of our Company as of December 31, 2012.
(3) Calculated as total annualized base rents, divided by GLA actually leased as of December 31, 2012.
(4) The option to extend the lease beyond its initial term is only at the option of the tenant.
(5) Properties subject to a mortgage/debt or pledged pursuant to the Credit Facility.

Item 3: Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of business. We are not presently involved in any litigation nor, to our knowledge, is any other litigation threatened against us, other than routine litigation arising in the ordinary course of business, which is expected to be covered by our liability insurance and all of which collectively is not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

Item 4: Mine Safety Disclosures

Not applicable.

PART II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NYSE under the symbol "ADC". The following table sets forth the high and low closing prices of our common stock, as reported on the NYSE, and the dividends declared per share of common stock by us for each calendar quarter in the last two fiscal years. Dividends were paid in the periods immediately subsequent to the periods in which such dividends were declared.

Quarter Ended	High	Low	Dividends Declared Per Common Share
March 31, 2012	$25.86	$22.41	$0.40
June 30, 2012	$23.01	$20.67	$0.40
September 30, 2012	$25.79	$22.44	$0.40
December 31, 2012	$26.79	$24.97	$0.40
March 31, 2011	$26.07	$22.06	$0.40
June 30, 2011	$24.03	$20.72	$0.40
September 30, 2011	$23.29	$20.06	$0.40
December 31, 2011	$25.04	$21.15	$0.40

On March 5, 2013, the reported closing sale price per share of common stock on the NYSE was $28.74.

At February 28, 2013, there were 13,243,094 shares of our common stock issued and outstanding which were held by approximately 154 stockholders of record. The number of stockholders of record does not reflect persons or entities that held their shares in nominee or "street" name. In addition, at December 31, 2012 there were 347,619 OP units outstanding held by a limited partner other than our Company. The OP units are exchangeable into shares of common stock on a one for one basis.

For 2012, we paid $1.60 per share of common stock in dividends. Of the $1.60, 75.0% represented ordinary income, and 25.0% represented return of capital, for tax purposes. For 2011, we paid $1.60 per share of common stock in dividends. Of the $1.60, 98.1% represented ordinary income, and 1.9% represented return of capital, for tax purposes.

We intend to continue to declare quarterly dividends to our stockholders. However, our distributions are determined by our board of directors and will depend on a number of factors, including the amount of our funds from operations, the financial and other condition of our properties, our capital requirements, restrictions in our debt instruments, our annual distribution requirements under the provisions of the Internal Revenue Code applicable to REITs and such other factors as our board of directors deems relevant. We have historically paid cash dividends, although we may choose to pay a portion in stock dividends in the future. To qualify as a REIT, we must distribute at least 90% of our REIT taxable income prior to net capital gains to our stockholders, as well as meet certain other requirements. We must pay these distributions in the taxable year the income is recognized, or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our stockholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if it is declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions qualify as dividends paid for the 90% REIT distribution test for the previous year and are taxable to holders of our capital stock in the year in which paid.

During the year ended December 31, 2012, we did not sell any unregistered securities. During the fourth quarter of 2012, we did not repurchase any of our equity securities.

For information about our equity compensation plan, please see Part III, Item 12 of this Annual Report on Form 10-K.

Item 6: Selected Financial Data

The following table sets forth our selected financial information on a historical basis and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K. Certain amounts have been reclassified to conform to the current presentation of discontinued operations. The balance sheet for the periods ending December 31, 2008 through 2012 and operating data for each of the periods presented were derived from our audited financial statements.

Selected Financial Data

(in thousands, except per share, number of properties, and percentage leased information)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Operating Data					
Total Revenues	$ 35,790	$ 31,408	$ 27,422	$ 25,647	$ 24,181
Expenses					
Property Expense (1)	3,579	3,797	3,120	3,195	3,213
General and Administrative	5,682	5,662	5,003	4,559	4,361
Interest	5,134	3,957	3,461	3,310	3,785
Depreciation and amortization	6,470	5,416	4,333	4,006	3,742
Impairment charge	-	600	6,160	-	-
Total Expenses	20,865	19,432	22,077	15,070	15,101
Income From Operations	14,925	11,976	5,345	10,577	9,080
Other Income					
Gain on extinguishment of debt	-	2,360	-	-	-
Income From Continuing Operations	14,925	14,336	5,345	10,577	9,080
Gain on Sale of Asset From Discontinued Operations	2,097	110	4,738	-	-
Income From Discontinued Operations	1,582	(4,557)	5,545	7,417	7,202
Net Income	18,604	9,889	15,628	17,994	16,282
Less Net Income Attributable to Non-Controlling Interest	554	338	561	950	1,265
Net Income Attributable to Agree Realty Corporation	$ 18,050	$ 9,551	$ 15,067	$ 17,044	$ 15,017
Number of Properties	109	87	81	73	68
Number of Square Feet	3,259	3,556	3,848	3,492	3,439
Percentage Leased	98%	93%	99%	98%	99%
Per Share Data – Diluted					
Net Income (2)	$ 1.62	$ 0.99	$ 1.64	$ 2.14	$ 1.95
Weighted Average of Common Shares Outstanding – Diluted	11,137	9,681	9,191	7,966	7,719
Cash Dividends	$ 1.60	$ 1.60	$ 2.04	$ 2.02	$ 2.00
Balance Sheet Data					
Real Estate (before accumulated depreciation)	$ 398,812	$ 340,074	$ 338,221	$ 320,444	$ 311,343
Total Assets	$ 370,093	$ 293,944	$ 285,042	$ 261,789	$ 256,897
Total Debt, including accrued interest	$ 161,242	$ 120,032	$ 100,128	$ 104,814	$ 101,069

(1) Property expense includes real estate taxes, property maintenance, insurance, utilities and land lease expense.

(2) Net income per share has been computed by dividing the net income by the weighted average number of shares of common stock outstanding and the effect of dilutive securities outstanding.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
We were established to continue to operate and expand the retail property business of our predecessor. We commenced our operations in April 1994. Our assets are held by and all operations are conducted through, directly or indirectly, the Operating Partnership, of which we are the sole general partner and held a 97.05% interest as of December 31, 2012. We are operating so as to qualify as a REIT for federal income tax purposes.

The following should be read in conjunction with the Consolidated Financial Statements of Agree Realty Corporation, including the respective notes thereto, which are included elsewhere in this Annual Report on Form 10-K.

Recent Accounting Pronouncements
Effective January 1, 2012, guidance on how to measure fair value and on what disclosures to provide about fair value measurements will be converged with international standards. The adoption requires additional disclosures regarding fair value measurement; however, the adoption did not have a material effect on our financial statements.

Effective January 1, 2012, a new accounting standard modifies the options for presentation of other comprehensive income. The new standard requires us to present comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. The adoption did impact our financial statement disclosures.

Effective June 30, 2012, a parent company that ceases to have a controlling financial interest in a subsidiary that is in-substance real estate because that subsidiary has defaulted on its non-recourse debt is required to apply real estate sales guidance to determine whether to derecognize the in-substance real estate. The adoption did not have any effect on our consolidated financial statements.

Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. For example, significant estimates and assumptions have been made with respect to revenue recognition, capitalization of costs related to real estate investments, potential impairment of real estate investments, operating cost reimbursements, and taxable income.

Minimum rental income attributable to leases is recorded on a straight-line basis over the lease term. Certain leases provide for additional percentage rents based on tenants' sales volumes. These percentage rents are recognized when determinable by us.

Real estate assets are stated at cost less accumulated depreciation. All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial reporting purposes and recorded as property under development until construction has been completed. The viability of all projects under construction or development are regularly evaluated under applicable accounting requirements, including requirements relating to abandonment of assets or changes in use. To the extent a project, or individual components of the project, are no longer considered to have value, the related capitalized costs are charged against operations. Subsequent to completion of construction, expenditures for property maintenance are charged to operations as incurred, while significant renovations are capitalized. Depreciation of the buildings is recorded on the straight-line method using an estimated useful life of forty years.

We evaluate real estate for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value and such excess carrying value is charged to income. The expected cash flows of a project are dependent on estimates and other factors subject to change, including (1) changes in the national, regional, and/or local economic climates, (2) competition from other shopping centers, stores, clubs, mailings, and the internet, (3) increases in operating costs, (4) bankruptcy and/or other changes in the condition of third parties, including tenants, (5) expected holding period, and (6) availability of credit. These factors could cause our expected future cash flows from a project to change, and, as a result, an impairment could be considered to have occurred. During 2012, we recorded no impairment charge related to real estate assets. During 2011, we recorded impairment charges of $13.5 million related to the carrying value of our real estate assets.

Substantially all of our leases contain provisions requiring tenants to pay as additional rent a proportionate share of operating expenses ("operating cost reimbursements") such as real estate taxes, repairs and maintenance, insurance, etc. The related revenue from tenant billings is recognized in the same period the expense is recorded.

We have elected to be taxed as a REIT under the Internal Revenue Code commencing with our 1994 tax year. As a result, we are not subject to federal income taxes to the extent that we distribute annually 100% of our REIT taxable income to our stockholders and satisfy certain other requirements defined in the Internal Revenue Code.

We established TRS entities pursuant to the provisions of the Internal Revenue Code. Our TRS entities are able to engage in activities resulting in income that would be nonqualifying income for a REIT. As a result, certain activities of our Company which occur within our TRS entities are subject to federal and state income taxes. As of December 31, 2012 and 2011, we had accrued a deferred income tax liability of $705,000. In addition, we have recorded an income tax liability of $17,700 and $128,000 as of December 31, 2012 and 2011, respectively.

Results of Operations

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011
Minimum rental income increased $5,182,000, or 18%, to $33,541,000 in 2012, compared to $28,359,000 in 2011. Rental income increased $4,808,000 due to the acquisition of 25 properties in 2012 along with the full year impact of 10 properties acquired in 2011. The increase was also the result of the development of a McDonalds in Southfield, Michigan in May 2012, the development of a Chase bank located in Venice, Florida in November 2012, the expansion of Miner's Super One Foods in Ironwood, Michigan in July 2012. Our revenue increases from these developments amounted to $99,000. In addition, rental income increased $275,000 as a result of other rental income adjustments.

Percentage rents decreased from $34,000 in 2011 to $28,000 in 2012.

Operating cost reimbursements increased $192,000, or 10%, to $2,161,000 in 2012, compared to $1,969,000 in 2011. Operating cost reimbursements increased due to an improved recovery ratio on recoverable property operating expenses.

We earned development fee income of $895,000 in 2011 related to a project that we completed in Berkeley, California. There were no development fee projects in 2012 and no additional development fee projects are currently anticipated.

Other income decreased $90,000, or 60%, to $60,000 in 2012, compared to $150,000 in 2011 due primarily to non-recurring fee income in 2011.

Real estate taxes were $1,903,000 and $1,899,000 in 2012 and 2011.

Property operating expenses (shopping center maintenance, snow removal, insurance and utilities) decreased $74,000, or 6%, to $1,102,000 in 2012 compared to $1,176,000 in 2011. The decrease was the result of a decrease in shopping center maintenance expenses of $94,000 including utilities for vacant space, and a decrease in snow removal costs of $25,000, offset by an increase in insurance costs of $45,000.

Land lease payments decreased $147,000, or 20%, to $574,000 in 2012 compared to $721,000 for 2011. The decrease is the result of our purchase of our property in Ann Arbor, Michigan.

General and administrative expenses increased $20,000, to $5,682,000 in 2012 compared to $5,662,000 in 2011. General and administrative expenses as a percentage of total rental income (minimum and percentage rents) decreased to 16.0% for 2012 from 16.4% in 2011 without the impact of the deferred revenue recognition.

Depreciation and amortization increased $1,054,000, or 19%, to $6,470,000 in 2012 compared to $5,416,000 in 2011. The increase was the result of the acquisition of 25 properties in 2012 and the acquisition of 10 properties in 2011.

In 2011, we incurred an impairment charge of $600,000, for our continuing operations, as a result of writing down the carrying value of our real estate assets for properties formerly leased to Borders.

Interest expense increased $1,177,000, or 30%, to $5,134,000 in 2012, from $3,957,000 in 2011. The increase in interest expense is a result of higher levels of borrowings for the acquisition of additional properties during 2012 and 2011.

In 2011, we recognized a gain on extinguishment of debt in the amount of $2,360,000.

We recognized a gain of $2,097,000 on the disposition of properties in 2012. We sold six non-core properties, a vacant office property for approximately $650,000; two vacant single tenant properties for $4,460,000; a Kmart anchored shopping center in Charlevoix, Michigan for $3,500,000, and two Kmart anchored shopping centers, one in Plymouth, Wisconsin and one in Shawano, Wisconsin for $7,475,000. In addition, we conveyed the four mortgaged properties, which were subject to the Crossed Loans, as detailed below, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loans, which had an aggregate principal amount outstanding of approximately $9.2 million as of December 31, 2011. See Note 5 for more information on the Crossed Loans. The Company also classified a single tenant property located in Ypsilanti, Michigan as held for sale as of December 31, 2012. The Company completed the sale of the Ypsilanti property for approximately $5,600,000 on January 11, 2013. We recognized a gain of $110,000 on the disposition of properties in 2011. We sold three properties, conveyed the former Borders corporate headquarters to the lender, and terminated the ground lease on a property during 2011 and conveyed a portion of the property to the ground lessor. The properties were located in Tulsa, Oklahoma (2), Norman, Oklahoma and Ann Arbor, Michigan (2).

Income from discontinued operations was $1,582,000 in 2012 compared to loss from discontinued operations of $4,557,000 in 2011. The income from discontinued operations in 2012 was a result of the sale of six properties, one in March, one in May, one in June, two in August, one in September, and the conveyance of four former Borders properties to the lender in March, one of which was occupied. We also classified a single tenant property located in Ypsilanti, Michigan as held for sale as of December 31, 2012. The loss from discontinued operations in 2011 was a result of impairment charges of $12,900,000, offset by $5,697,000 due to the recognition of deferred revenue. We sold two properties in January 2011, sold one property in December 2011, conveyed the former Borders corporate headquarters to the lender in December 2011, and terminated the ground lease on a property in December 2011 and conveyed a portion of the property to the ground lessor.

Our net income increased $8,714,000, or 88%, to $18,604,000 in 2012, from $9,890,000 in 2011 as a result of the foregoing factors.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Minimum rental income increased $3,691,000, or 15%, to $28,359,000 in 2011, compared to $24,668,000 in 2010. Rental income increased $3,137,000 due to the acquisition of 10 properties in 2011 along with the full year impact of nine properties acquired in 2010. The increase was also the result of the development of a Walgreens drug store in Ann Arbor, Michigan in September 2010, the development of a Walgreens drug store located in Atlantic Beach, Florida in October 2010, the development of a Walgreens drug store in St Augustine Shores, Florida in November 2010 along with the redevelopment of Dick's Sporting Goods in Boynton Beach, Florida in October 2010. Our revenue increases from these developments amounted to $1,724,000. Rental revenue decreased $1,091,000 due to the closure of Borders stores due to the bankruptcy liquidation. In addition, rental income decreased $79,000 as a result of other rental income adjustments.

Percentage rents were $34,000 in 2011 and $35,000 in 2010.

Operating cost reimbursements decreased $64,000, or 3%, to $1,969,000 in 2011, compared to $2,033,000 in 2010. Operating cost reimbursements decreased due to the net decrease in property operating expenses as explained below.

We recognized development fee income of $895,000 in 2011 related to a project we have completed in Berkeley, California. We recognized $590,000 of development fee income in 2010 related to a project that we completed in Oakland, California.

Other income increased $52,000 to $150,000 in 2011, compared to $98,000 in 2010.

Real estate taxes increased $366,000, or 24%, to $1,899,000 in 2011 compared to $1,533,000 in 2010. An increase of $178,000 was the result of the acquisition of additional properties and an increase of $188,000 related to real estate taxes on former Borders properties that were formerly paid directly by Borders.

Property operating expenses (shopping center maintenance, snow removal, insurance and utilities) increased $65,000, or 6%, to $1,176,000 in 2011 compared to $1,111,000 in 2010. The increase was the result of an increase in utility costs of $90,000 including utilities for vacant space, an increase in insurance costs of $24,000, offset by decreases in shopping center maintenance expenses of $32,000 and snow removal costs of $16,000 in 2011 versus 2010.

Land lease payments increased $244,000, or 51%, to $721,000 in 2011 compared to $477,000 for 2010. The increase is the result of underlying land leases for our properties in Ann Arbor, Michigan and Tallahassee, Florida.

General and administrative expenses increased $659,000, or 13%, to $5,662,000 in 2011 compared to $5,003,000 in 2010. The increase in general and administrative expenses was primarily the result of increased employee costs of $370,000, increased income tax expenses in our TRS entities of $141,000, increased professional fees of $106,000 and an increase in other costs of $42,000. General and administrative expenses as a percentage of total rental income (minimum and percentage rents) increased to 16.4% for 2011 from 14.0% in 2010 without the impact of the deferred revenue recognition.

Depreciation and amortization increased $1,083,000, or 25%, to $5,416,000 in 2011 compared to $4,333,000 in 2010. The increase was the result of the acquisition of 10 properties in 2011, the development of four properties in 2010 and the acquisition of nine properties in 2010.

We incurred an impairment charge of $600,000 in 2011 for our continuing operations as a result of writing down the carrying value of our real estate assets for properties formerly leased to Borders which were closed as part of the Borders bankruptcy and liquidation. We incurred an impairment charge of $6,160,000 in 2010 as a result of writing down the carrying value of our real estate assets to fair value for properties leased to Borders and that Borders has indicated they plan to close as part of their bankruptcy restructuring plan.

Interest expense increased $496,000, or 14%, to $3,957,000 in 2011, from $3,461,000 in 2010. The increase in interest expense is a result of higher levels of borrowings for the acquisition of additional properties during 2011, the impact of the new credit facility and the impact of default interest on various mortgage loans.

We recognized a gain of $110,000 on the disposition of properties in 2011. We sold three properties, conveyed the former Borders corporate headquarters to the lender, and terminated the ground lease on a property during 2011 and conveyed a portion of the property to the ground lessor. The properties were located in Tulsa, Oklahoma (2), Norman, Oklahoma and Ann Arbor, Michigan (2). We recognized a gain on sale of assets of $4,738,000 that pertains to the sale of three properties during 2010. The properties we disposed were located in Santa Barbara, California, Marion Oaks, Florida and Aventura, Florida.

Loss from discontinued operations was $4,557,000 in 2011 compared to income from discontinued operations of $5,546,000 in 2010. The loss from discontinued operations in 2011 was a result of impairment charges of $12,900,000, offset by $5,697,000 due to the recognition of deferred revenue. There were impairment charges of $1,980,000 in 2010. We sold two properties in January 2011, sold one property in December 2011, conveyed the former Borders corporate headquarters to the lender in December 2011, and terminated the ground lease on a property in December 2011 and conveyed a portion of the property to the ground lessor. In 2010, we sold one property in March and two properties in October.

Our net income decreased $5,738,000, or 37%, to $9,890,000 in 2011, from $15,628,000 in 2010 as a result of the foregoing factors.

Liquidity and Capital Resources

Our principal demands for liquidity are operations, distributions to our stockholders, debt repayment, development of new properties, redevelopment of existing properties and future property acquisitions. We intend to meet our short-term liquidity requirements, including capital expenditures related to the leasing and improvement of the properties, through cash flow provided by operations and the Credit Facility. We believe that adequate cash flow will be available to fund our operations and pay dividends in accordance with REIT requirements for at least the next 12 months. We may obtain additional funds for future development or acquisitions through other borrowings or the issuance of additional shares of common stock. Although market conditions have limited the availability of new sources of financing and capital, which may have an impact on our ability to obtain financing for planned new development projects in the near term, we believe that these financing sources will enable us to generate funds sufficient to meet both our short-term and long-term capital needs.

We completed a follow-on offering of 1,495,000 shares of common stock in January/February of 2012. The offering, which included the full exercise of the overallotment option by the underwriters, raised net proceeds of approximately $35.1 million after deducting the underwriting discount and other expenses. The proceeds from the offering were used to pay down amounts outstanding under the Credit Facility and for general corporate purposes.

We completed a follow-on offering of 1,725,000 shares of common stock in January of 2013. The offering, which included the full exercise of the overallotment option by the underwriters, raised net proceeds of approximately $44.9 million after deducting the underwriting discount and other expenses. The proceeds from the offering were used to pay down amounts outstanding under the Credit Facility and for general corporate purposes.

Our cash flows from operations decreased $4,291,000 to $21,206,000 in 2012, compared to $25,497,000 in 2011. Cash used in investing activities increased $40,004,000 to $69,256,000 in 2012, compared to $29,252,000 in 2011. Cash provided by financing activities increased $42,153,000 to $47,318,000 in 2012, compared to $5,165,000 in 2011. Our cash and cash equivalents decreased by $733,000 to $1,270,000 as of December 31, 2012 as a result of the foregoing factors.

During 2012, we spent approximately $1,229,000 at our existing community shopping centers for tenant improvement or allowance costs, $56,000 for leasing commissions and $171,000 for other capital items.

We intend to maintain a ratio of total indebtedness (including construction or acquisition financing) to total market capitalization of 65% or less. Nevertheless, we may operate with debt levels which are in excess of 65% of total market capitalization for extended periods of time. At December 31, 2012, our ratio of indebtedness to total market capitalization was approximately 33.8%. This ratio increased from 32.4% as of December 31, 2011 as a result of the increase in debt due to our 2012 property acquisitions and development expenditures, offset by an increase in shares outstanding from our 2012 follow on offering in January 2012 and an increase in the market price of our common stock.

Dividends

During the quarter ended December 31, 2012, we declared a quarterly dividend of $.40 per share. The cash dividend was paid on January 2, 2013 to holders of record on December 17, 2012.

During the quarter ending March 31, 2013, we declared a quarterly dividend of $.41 per share. The cash dividend will be paid on April 9, 2013 to holders of record on March 29, 2013.

Debt

In October 2011, we, through the Operating Partnership, closed on the $85 million unsecured revolving Credit Facility, which is guaranteed by our Company. Subject to customary conditions, at our option, total commitments under the Credit Facility may be increased up to an aggregate of $135 million. We intend to use borrowings under the Credit Facility for general corporate purposes, including working capital, capital expenditures, repayment of indebtedness or other corporate activities. In December 2012, we entered into an amendment to the Credit Facility which extended the maturity to October 26, 2015, and may be extended, at our election, for two one-year terms to October 2017, subject to certain conditions. Borrowings under the Credit Facility, as amended, are priced at LIBOR plus 150 to 215 basis points, depending on our leverage ratio. As of December 31, 2012, we had $43.5 million outstanding under the Credit Facility with a weighted average interest rate of 2.39%, and $41.5 million was available for borrowings, subject to customary conditions to borrowing.

The Credit Facility contains customary covenants, including, among others, financial covenants regarding debt levels, total liabilities, tangible net worth, fixed charge coverage, unencumbered borrowing base properties and permitted investments. We were in compliance with the covenant terms at December 31, 2012.

As of December 31, 2012, we had total mortgage indebtedness of $117,376,142 with a weighted average maturity of 5.7 years. Including our mortgages that have been swapped to a fixed interest rate, our weighted average interest rate on mortgage debt is 4.4%.

In December 2012, we closed on a $25 million secured financing with PNC Bank. The non-recourse loan is secured by 11 single tenant properties. The interest rate has been swapped to a fixed rate of 2.49% and will mature in April 2018.

In addition, in December 2012, we closed on a $23.6 million secured CMBS financing with Morgan Stanley Mortgage Capital Holdings, LLC. The 10-year, non-recourse loan is secured by 12 single tenant properties. The loan bears interest at a fixed rate of 3.60% and matures in January 2023.

In addition, we closed on an amended and restated $22.9 million term loan in June 2012 to replace our existing 3.74% term loan. The term loan will mature May 2019, inclusive of a two-year extension option, at our election, which is subject to customary conditions. We entered into a forward interest rate agreement to fix the interest rate at 3.62% for the period July 2013 until maturity.

The mortgage loans encumbering our properties are generally non-recourse, subject to certain exceptions for which we would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan but generally include fraud or a material misrepresentation, misstatement or omission by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly, and certain environmental liabilities. At December 31, 2012, the mortgage debt of $22,601,978 is recourse debt and is secured by a limited guaranty of payment and performance by us for approximately 50% of the loan amount. We have entered into mortgage loans which are secured by multiple properties and contain cross-default and cross-collateralization provisions. Cross-collateralization provisions allow a lender to foreclose on multiple properties in the event that we default under the loan. Cross-default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan.

As of December 31, 2011, we had four mortgaged properties that were formerly leased to Borders that served as collateral for four non-recourse loans, which were cross-defaulted and cross-collateralized ("Crossed Loans"). Directly or indirectly because of the Chapter 11 bankruptcy filing of Borders in February 2011, we were in default on the Crossed Loans as of December 31, 2011. The Crossed Loans had an aggregate principal outstanding of approximately $9.2 million as of December 31, 2011 and were secured by the former Borders stores in Oklahoma City, Oklahoma, Columbia, Maryland, Germantown, Maryland, and one of the former Borders stores in Omaha, Nebraska. As of December 31, 2011, the net book value of the four mortgaged properties was approximately $9.1 million. On March 6, 2012, we conveyed the four mortgaged properties, which were subject to the Crossed Loans, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loans.

Capitalization

As of December 31, 2012, our total market capitalization was approximately $476.6 million. Market capitalization consisted of $160.9 million of debt (including property related mortgages and the Credit Facility), and $315.7 million of shares of common stock (based on the closing price on the NYSE of $26.79 per share on December 31, 2012) and OP units at market value. Our ratio of debt to total market capitalization was 33.8% at December 31, 2012.

At December 31, 2012, the noncontrolling interest in the Operating Partnership represented a 2.95% ownership in the Operating Partnership. The OP units may, under certain circumstances, be exchanged for our shares of common stock on a one-for-one basis. We, as sole general partner of the Operating Partnership, have the option to settle exchanged OP units held by others for cash based on the current trading price of our shares. Assuming the exchange of all OP units, there would have been 11,783,663 shares of common stock outstanding at December 31, 2012, with a market value of approximately $315.7 million.

We completed a follow-on offering of 1,495,000 shares of common stock in January/February of 2012. The offering, which included the full exercise of the overallotment option by the underwriters, raised net proceeds of approximately $35.1 million after deducting the underwriting discount and other expenses. The proceeds from the offering were used to pay down amounts outstanding under the Credit Facility and for general corporate purposes.

We completed a follow-on offering of 1,725,000 shares of common stock in January of 2013. The offering, which included the full exercise of the overallotment option by the underwriters, raised net proceeds of approximately $44.9 million after deducting the underwriting discount and other expenses. The proceeds from the offering were used to pay down amounts outstanding under the Credit Facility and for general corporate purposes.

Contractual Obligations
The following table outlines our contractual obligations (in thousands), assuming no mortgage defaults, as of December 31, 2012:

	Total	Yr 1	2-3 Yrs	4-5 Yrs	Over 5 Yrs
Mortgage Payable	$117,376	$ 3,478	$ 16,422	$ 35,010	$ 62,466
Notes Payable	43,530	-	43,530	-	-
Land Lease Obligations	10,757	416	832	832	8,677
Other Long-Term Liabilities	-	-	-	-	-
Estimated Interest Payments on Mortgages and Notes Payable	35,007	6,109	10,782	6,471	11,645
Total	$206,670	$ 10,003	$ 71,566	$ 42,313	$ 82,788

Estimated interest payments are based on stated rates for Mortgages Payable, and for Notes Payable the interest rate in effect for the most recent quarter is assumed to be in effect through the respective maturity date.

We plan to begin construction of additional pre-leased developments and may acquire additional properties, which will initially be financed by the Credit Facility. We will periodically refinance short-term construction and acquisition financing with long-term debt, medium term debt and/or equity.

Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet arrangements with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Inflation
Our leases generally contain provisions designed to mitigate the adverse impact of inflation on net income. These provisions include clauses enabling us to pass through to our tenants certain operating costs, including real estate taxes, common area maintenance, utilities and insurance, thereby reducing our exposure to cost increases and operating expenses resulting from inflation. Certain of our leases contain clauses enabling us to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and, in certain cases, escalation clauses, which generally increase rental rates during the term of the leases. In addition, expiring tenant leases permit us to seek increased rents upon re-lease at market rates if rents are below the then existing market rates.

Funds from Operations
Funds From Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") to mean net income computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In addition, NAREIT has recently clarified the computation of FFO to exclude impairment charges on depreciable property. Management has restated FFO for prior periods presented accordingly. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income by itself as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, management believes that the presentation of operating results for real estate companies that use historical cost accounting is insufficient by itself.

FFO should not be considered as an alternative to net income as the primary indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. Further, while we adhere to the NAREIT definition of FFO, our presentation of FFO is not necessarily comparable to similarly titled measures of other REITs due to the fact that not all REITS use the same definition.

Adjusted Funds from Operations ("AFFO") is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. AFFO further adjusts FFO for certain non-cash items that reduce or increase net income in accordance with GAAP. AFFO should not be considered an alternative to net earnings, as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers AFFO a useful supplemental measure of our performance. Our computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and therefore may not be comparable to such other REITS.

For 2011 and 2010, we calculated FFO, as adjusted, and AFFO, as adjusted, which exclude from FFO and AFFO, respectively, certain non-recurring gain items that we do not believe are reasonably likely to occur within two years.

The following table provides a reconciliation of FFO and net income for the years ended December 31, 2012, 2011and 2010:

	Year Ended		
Reconciliation of Funds from Operations to Net Income	**December 31, 2012**	**December 31, 2011**	**December 31, 2010**
Net income (loss)	$ 18,603,594	$ 9,889,537	$ 15,627,834
Depreciation of real estate assets	5,726,319	6,005,270	5,759,599
Amortization of leasing costs	106,100	271,586	92,972
Amortization of leasing intangibles	1,025,077	519,259	50,479
Impairment charge		13,500,000	8,140,000
Gain (loss) on sale of assets	(2,097,105)	(110,212)	(4,737,968)
Funds from Operations	$ 23,363,985	$ 30,075,440	$ 24,932,916
Gain from extinguishment of debt		(2,360,000)	
Deferred revenue recognition		(5,700,000)	
Lease termination revenue			(700,000)
Funds from Operations, as adjusted	$ 23,363,985	$ 22,015,440	$ 24,232,916
Funds from Operations Per Share - Dilutive	$ 2.03	$ 3.00	$ 2.61
Funds from Operations Per Share, as adjusted - Dilutive	$ 2.03	$ 2.20	$ 2.54
Weighted average shares and OP units outstanding			
Basic	11,418,937	9,984,984	9,503,278
Diluted	11,484,529	10,028,851	9,539,119

	Year Ended		
Reconciliation of Adjusted Funds from Operations to Net Income	**December 31, 2012**	**December 31, 2011**	**December 31, 2010**
Net income (loss)	$ 18,603,594	$ 9,889,537	$ 15,627,834
Cumulative adjustments to calculate FFO	4,760,391	20,185,903	9,305,082
Funds from Operations	$ 23,363,985	$ 30,075,440	$ 24,932,916
Straight-line accrued rent	(738,118)	(263,178)	(107,080)
Deferred revenue recognition	(463,380)	(6,416,188)	(689,550)
Stock based compensation expense	1,657,209	1,364,280	1,166,656
Amortization of financing costs	285,385	122,204	119,020
Capitalized building improvements	(170,858)	(74,624)	(279,188)
Adjusted Funds from Operations	$ 23,934,223	$ 24,807,934	$ 25,142,774
Gain on extinguishment of debt		(2,360,000)	
Lease termination revenue			(700,000)
Adjusted Funds from Operations, as adjusted	$ 23,934,223	$ 22,447,934	$ 24,442,774
Additional supplemental disclosure			
Scheduled principal repayments	3,164,654	3,574,834	4,026,022

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risk primarily through our borrowing activities. There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal payments (in thousands) and the weighted average interest rates on outstanding debt, by year of expected maturity, to evaluate the expected cash flows and sensitivity to interest rate changes, assuming no mortgage defaults.

	2013	2014	2015	2016	2017	Thereafter	Total
Fixed Rate Mortgages Payable	$ 3,478	$ 12,730	$ 3,692	$ 12,520	$ 22,490	$ 62,466	$ 117,376
Average Interest Rate	6.06%	5.36%	6.13%	6.43%	3.94%	3.78%	
Variable Rate Notes Payable			$ 43,530				$ 43,530
Average Interest Rate			2.39%				

The fair value (in thousands) is estimated at $119,581 and $43,530, for fixed rate mortgages and other variable rate debt, respectively, as of December 31, 2012.

The table above incorporates those exposures that exist as of December 31, 2012; it does not consider those exposures or positions, which could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

We seek to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs by closely monitoring our variable rate debt and converting such debt to fixed rates when we deem such conversion advantageous. From time to time, we may enter into interest rate swap agreements or other interest rate hedging contracts. While these agreements are intended to lessen the impact of rising interest rates, they also expose us to the risks that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under GAAP guidance.

We entered into an interest rate swap agreement in 2009 to hedge interest rates on $24.5 million in variable-rate borrowings outstanding. Under the terms of the interest rate swap agreement, we will receive from the counterparty interest on the notional amount based on 1.5% plus one-month LIBOR and will pay to the counterparty a fixed rate of 3.744%. This swap effectively converted $24.5 million of variable-rate borrowings to fixed-rate borrowings to June 30, 2013. As of December 31, 2012, this interest rate swap was valued at a liability of $261,756. In addition, in April 2012, we entered into a forward starting interest rate swap agreement, for the same variable rate loan, to hedge interest rates on $22.3 million in variable-rate borrowings. Under the terms of the interest rate swap agreement, we will receive from the counterparty interest on the notional amount based on one-month LIBOR and will pay to the counterparty a fixed rate of 1.92%. This swap effectively converted $22.3 million of variable-rate borrowings to fixed-rate borrowings from July 1, 2013 to May 1, 2019. As of December 31, 2012, this interest rate swap was valued at a liability of $991,951.

On December 4, 2012, the Company entered into interest rate swap agreements for a notional amount of $25,000,000, effective December 6, 2012 and ending on April 4, 2018. The Company entered into these derivative instruments to hedge against changes in future cash flows related to changes in interest rates on $25,000,000 of variable rate borrowings outstanding. Under the terms of the interest rate swap agreements, the Company will receive from the counterparty interest on the notional amount based on one month LIBOR and will pay to the counterparty a fixed rate of .885%. This swap effectively converted $25,000,000 of variable-rate borrowings to fixed-rate borrowings beginning on December 6, 2012 and through April 4, 2018. As of December 31, 2012, this interest rate swap was valued at a liability of $84,291.

We do not use derivative instruments for trading or other speculative purposes and we did not have any other derivative instruments or hedging activities as of December 31, 2012.

As of December 31, 2012, a 100 basis point increase in interest rates on the portion of our debt bearing interest at variable rates would result in an increase in interest expense of approximately $430,000.

Item 8: **Financial Statements and Supplementary Data**

The financial statements and supplementary data are listed in the Index to Financial Statements and Financial Statement Schedules appearing on Page F-1 of this Annual Report on Form 10-K and are included in this Annual Report on Form 10-K following page F-1.

Item 9: **Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**

There are no disagreements with our independent registered public accounting firm on accounting matters or financial disclosure.

Item 9A: **Controls and Procedures**

Disclosure Controls and Procedures
As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a15-(f) and 15d-15(f) under the Securities Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

Changes in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm
The attestation report required under this item is contained on page F-2 of this Annual Report on Form 10-K.

Item 9B: **Other Information**

None.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

Incorporated herein by reference to our definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders.

Item 11: Executive Compensation

Incorporated herein by reference to our definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table summarizes the equity compensation plan under which our common stock may be issued as of December 31, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrant and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	-	-	481,096 (1)
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	-	-	481,096

(1) Relates to various stock-based awards available for issuance under our 2005 Equity Incentive Plan, including incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights.

Additional information is incorporated herein by reference to our definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders.

Item 13: Certain Relationships, Related Transactions and Director Independence

Incorporated herein by reference to our definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders.

Item 14: Principal Accounting Fees and Services

Incorporated herein by reference to our definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders.

PART IV

ITEM 15: Exhibits and Financial Statement Schedules

A. The following documents are filed as part of this Annual Report on Form 10-K:

1 - 2. The financial statements and supplementary data are listed in the Index to Financial Statements and Financial Statement Schedules appearing on Page F-1 of this Annual Report on Form 10-K.

3. Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation of the Company, including all amendments and articles supplementary thereto, (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (No. 001-12928) for the quarter ended September 30, 2012)
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 2006)
4.1	Rights Agreement, dated as of December 7, 1998, by and between Agree Realty Corporation, a Maryland corporation, and Computershare Trust Company, N.A., f/k/a EquiServe Trust Company, N.A., a national banking association, as successor rights agent to BankBoston, N.A., a national banking association (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-161520) filed on November 13, 2008)
4.2	Second Amendment to Rights Agreement, dated as of December 8, 2008, by and between Agree Realty Corporation, a Maryland corporation, and Computershare Trust Company, N.A., f/k/a EquiServe Trust Company, N.A., a national banking association, as successor rights agent to BankBoston, N.A., a national banking association (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (No. 001-12928) filed on December 9, 2008)
4.3	Amended and Restated Registration Rights Agreement, dated July 8, 1994 by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 1994)
4.4	Form of certificate representing shares of common stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-161520) filed on August 24, 2009
10.1	Credit Agreement, dated October 26, 2011, among Agree Limited Partnership, as the Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and The Other Lenders Party Hereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets LLC as Joint Lead Arrangers and Joint Book Managers, PNC Bank, National Association as Syndication Agent (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 2011)
10.2*	First Amendment to Credit Agreement, dated December 13, 2012, among Agree Limited Partnership, Bank of America and the other lenders party thereto
10.3*	First Amended and Restated Agreement of Limited Partnership of Agree Limited Partnership, dated as of April 22, 1994, as amended by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner
10.4	Agree Realty Corporation Profit Sharing Plan (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 1996)
10.5*	Amended Employment Agreement, dated January 1, 2013, by and between the Company and Richard Agree
10.6*	Amended Employment Agreement, dated January 1, 2013, by and between the Company and Joey Agree
10.7+	Letter Agreement of Employment dated July 8, 2010 between Agree Limited Partnership and Alan Maximiuk (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-12928) filed on November 8, 2010)

10.8+	Letter Agreement of Employment dated April 5, 2010 between Agree Limited Partnership and Laith Hermiz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-12928) filed on April 6, 2010)
10.9+	Letter Agreement of Employment dated July 15, 2011 between Agree Limited Partnership and Hedley Williams (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 2011)
10.10+	2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 2004)
10.11+	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 2007)
10.12+	Summary of Director Compensation (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K (No. 001-12928) for the year ended December 31, 2007)
12.1*	Statement of computation of ratios of earnings to combined fixed charges and preferred stock dividends
21*	Subsidiaries of Agree Realty Corporation
23*	Consent of Baker Tilly Virchow Krause, LLP
24	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Joel N. Agree, Chief Executive Officer
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Alan D. Maximiuk, Chief Financial Officer
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Joel N. Agree, Chief Executive Officer
32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Alan D. Maximiuk, Chief Financial Officer
101*	The following materials from Agree Realty Corporation's Annual Report on Form 10-K for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Income, (iii) the Consolidated Statement of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) related notes to these consolidated financial statements, tagged as blocks of text

As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

---

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrant has not filed debt instruments relating to long-term debt that is not registered and for which the total amount of securities authorized thereunder does not exceed 10% of total assets of the registrant and its subsidiaries on a consolidated basis as of December 31, 2012. The registrant agrees to furnish a copy of such agreements to the SEC upon request.

15(b) The Exhibits listed in Item 15(a)(3) are hereby filed with this Annual Report on Form 10-K.

15(c) The financial statement schedule listed at Item 15(a)(2) is hereby filed with this Annual Report on Form 10-K.

SIGNATURES

PURSUANT to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGREE REALTY CORPORATION

By:	/s/ Joel N. Agree Joel N. Agree President and Chief Executive Officer	Date: March 8, 2013

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Agree Realty Corporation, hereby severally constitute Richard Agree, Joel N. Agree and Alan D. Maximiuk, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Agree Realty Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 8th day of March 2013.

By:	/s/ Richard Agree Richard Agree Executive Chairman of the Board of Directors	Date: March 8, 2013
By:	/s/ Joel N. Agree Joel N. Agree President, Chief Executive Officer and Director	Date: March 8, 2013
By:	/s/ Alan D. Maximiuk Alan D. Maximiuk Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	Date: March 8, 2013
By:	/s/ Farris G. Kalil Farris G. Kalil Director	Date: March 8, 2013
By:	/s/ Michael Rotchford Michael Rotchford Director	Date: March 8, 2013
By:	/s/ William S. Rubenfaer William S. Rubenfaer Director	Date: March 8, 2013
By:	/s/ Gene Silverman Gene Silverman Director	Date: March 8, 2013
By:	/s/ Leon M. Schurgin Leon M. Schurgin Director	Date: March 8, 2013
By:	/s/ John Rakolta John Rakolta Jr. Director	Date: March 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
Agree Realty Corporation
Farmington Hills, MI

We have audited the accompanying consolidated balance sheets of Agree Realty Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 2012, 2011 and 2010. Our audits also included the financial statement schedule listed in the accompanying index to the consolidated financial statements. We also have audited Agree Realty Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's management is responsible for these consolidated financial statements, the financial statement schedule, for maintaining effective internal control of financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agree Realty Corporation as of December 31, 2012 and 2011 and the results of its operations and cash flows for the years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Agree Realty Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Baker Tilly Virchow Krause, LLP
Chicago, Illinois
March 8, 2013

AGREE REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31,

	2012	2011
ASSETS		
Real Estate Investments		
Land	$ 134,740,784	$ 108,672,713
Buildings	240,204,708	229,821,183
Less accumulated depreciation	(58,508,881)	(68,589,778)
	316,436,611	269,904,118
Property under development	18,980,779	1,580,015
Property held for sale	4,537,752	-
Net Real Estate Investments	339,955,142	271,484,133
Cash and Cash Equivalents	1,270,027	2,002,663
Accounts Receivable - Tenants, net of allowance of $35,000 for possible losses at December 31, 2012 and 2011, respectively	2,160,055	801,681
Unamortized Deferred Expenses		
Financing costs, net of accumulated amortization of $6,273,113 and $5,707,043 at December 31, 2012 and 2011, respectively	2,864,314	1,804,249
Leasing costs, net of accumulated amortization of $1,312,085 and $1,205,985 at December 31, 2012 and 2011, respectively	687,828	737,968
Lease intangibles, net of accumulated amortization of $1,594,815 and $569,737 at December 31, 2012 and 2011, respectively	21,342,122	16,150,299
Other Assets	1,813,344	962,965
Total Assets	**$ 370,092,832**	**$ 293,943,958**

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31,

	2012	2011
LIABILITIES		
Mortgages Payable	$ 117,376,142	$ 62,854,057
Notes Payable	43,530,005	56,443,898
Dividends and Distributions Payable	4,710,446	4,070,690
Deferred Revenue	1,930,783	2,394,163
Accrued Interest Payable	335,416	734,195
Accounts Payable and Accrued Expense		
Capital expenditures	122,080	424,321
Operating	2,015,367	3,379,618
Interest Rate Swap	1,337,998	629,460
Deferred Income Taxes	705,000	705,000
Tenant Deposits	64,461	84,275
Total Liabilities	**172,127,698**	**131,719,677**
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $.0001 par value, 15,850,000 and 13,350,000 shares authorized, 11,436,044 and 9,851,914 shares issued and outstanding, respectively	1,144	985
Excess stock, $.0001 par value, 4,000,000 and 6,500,000 shares authorized, 0 shares issued and outstanding, respectively	-	-
Series A junior participating preferred stock, $.0001 par value, 150,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in-capital	217,768,918	181,069,633
Deficit	(21,166,509)	(20,918,494)
Accumulated other comprehensive income (loss)	(1,294,267)	(606,568)
Total Stockholders' Equity - Agree Realty Corporation	195,309,286	159,545,556
Non-controlling interest	2,655,848	2,678,725
Total Stockholders' Equity	**197,965,134**	**162,224,281**
Total Liabilities and Stockholders' Equity	**$ 370,092,832**	**$ 293,943,958**

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
Year Ended December 31,

	2012	2011	2010
Revenues			
Minimum rents	$ 33,541,223	$ 28,359,204	$ 24,667,728
Percentage rents	27,616	34,404	34,518
Operating cost reimbursement	2,160,887	1,969,117	2,032,864
Development fee income	-	894,693	589,541
Other income	59,989	150,436	97,583
Total Revenues	35,789,715	31,407,854	27,422,234
Operating Expenses			
Real estate taxes	1,902,943	1,899,470	1,533,207
Property operating expenses	1,101,753	1,176,191	1,110,577
Land lease payments	574,300	721,300	476,531
General and administrative	5,681,828	5,661,912	5,003,384
Depreciation and amortization	6,470,462	5,415,795	4,333,404
Impairment charge	-	600,000	6,160,000
Total Operating Expenses	15,731,286	15,474,668	18,617,103
Income from Operations	20,058,429	15,933,186	8,805,131
Other Income (Expense)			
Interest expense, net	(5,134,283)	(3,956,818)	(3,460,998)
Gain on extinguishment of debt	-	2,360,231	-
Income From Continuing Operations	14,924,146	14,336,599	5,344,133
Discontinued Operations			
Gain on sale of assets from discontinued operations	2,097,105	110,212	4,737,968
Income/(loss) from discontinued operations	1,582,343	(4,557,274)	5,545,733
Net Income	18,603,594	9,889,537	15,627,834
Less Net Income Attributable to Non-Controlling Interest	554,150	338,395	561,039
Net Income Attributable to Agree Realty Corporation	$ 18,049,444	$ 9,551,142	$ 15,066,795
Basic Earnings (Loss) Per Share			
Continuing operations	$ 1.31	$ 1.44	$ 0.57
Discontinued operations	0.32	(0.45)	1.08
	$ 1.63	$ 0.99	$ 1.65
Diluted Earnings (Loss) Per Share			
Continuing operations	$ 1.30	$ 1.44	$ 0.56
Discontinued operations	0.32	(0.45)	1.08
	$ 1.62	$ 0.99	$ 1.64
Other Comprehensive Income			
Net income	$ 18,603,594	$ 9,889,537	$ 15,627,834
Other Comprehensive Income (Loss)	(708,538)	163,751	(718,458)
Total Comprehensive Income	17,895,056	10,053,288	14,909,376
Comprehensive Income Attributable to Non-Controlling Interest	(533,311)	(343,979)	(536,510)
Comprehensive Income Attributable to Agree Realty Corporation	$ 17,361,745	$ 9,709,309	$ 14,372,866
Weighted Average Number of Common Shares: Outstanding - Basic	11,071,318	9,637,365	9,155,659
Weighted Average Number of Common Shares: Outstanding - Dilutive	11,136,910	9,681,232	9,191,500

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Non-Controlling Interest	Deficit	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2010	8,196,074	$ 820	$ 147,466,101	$3,063,567	$(10,632,798)	$ (70,806)
Issuance of common stock, net of issuance costs	1,495,000	150	31,072,596			
Issuance of restricted stock under the Equity Incentive Plan	88,550	9				
Forfeiture of restricted stock	(20,610)	(3)				
Vesting of restricted stock			1,166,656			
Dividends and distributions declared $2.04 per share				(709,143)	(19,136,249)	
Other comprehensive income (loss) - change in fair value of interest rate swap				(24,529)		(693,929)
Net income				561,039	15,066,795	
Balance, December 31, 2010	9,759,014	976	179,705,353	2,890,934	(14,702,252)	(764,735)
Issuance of restricted stock under the Equity Incentive Plan	105,050	10				
Forfeiture of restricted stock	(12,150)	(1)				
Vesting of restricted stock			1,364,280			
Dividends and distributions declared for the period $1.60 per share				(556,188)	(15,767,384)	
Other comprehensive income (loss) - change in fair value of interest rate swap				5,584		158,167
Net income				338,395	9,551,142	
Balance, December 31, 2011	9,851,914	985	181,069,633	2,678,725	(20,918,494)	(606,568)
Issuance of common stock, net of issuance costs	1,495,000	150	35,042,076			
Issuance of restricted stock under the Equity Incentive Plan	94,850	9				
Forfeiture of restricted stock	(5,720)					
Vesting of restricted stock			1,657,209			
Dividends and distributions declared for the period $1.60 per share				(556,188)	(18,297,459)	
Other comprehensive income (loss) - change in fair value of interest rate swap				(20,839)		(687,699)
Net income				554,150	18,049,444	
Balance, December 31, 2012	11,436,044	$ 1,144	$ 217,768,918	$2,655,848	$(21,166,509)	$ (1,294,267)

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31,

	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 18,603,594	$ 9,889,537	$ 15,627,834
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	5,792,281	6,055,225	5,810,159
Amortization	1,712,530	1,105,087	409,920
Stock-based compensation	1,657,209	1,364,280	1,166,656
Impairment charge	-	13,500,000	8,140,000
Gain on extinguishment of debt	-	(2,360,231)	-
Gain on sale of assets	(2,097,105)	(110,212)	(4,737,968)
(Increase) decrease in accounts receivable	(1,358,374)	528,448	656,707
(Increase) decrease in other assets	(864,294)	8,072	(114,467)
(Decrease) increase in accounts payable	(1,358,147)	1,951,420	(101,367)
Decrease in deferred revenue	(463,380)	(6,951,591)	(689,550)
Increase (decrease) in accrued interest	(398,779)	513,041	(39,858)
Increase (decrease) in tenant deposits	(19,814)	3,873	(16,883)
Net Cash Provided by Operating Activities	21,205,721	25,496,949	26,111,183
Cash Flows from Investing Activities			
Acquisition of real estate investments (including capitalized interest of $149,054 in 2012, $0 in 2011, and $319,235 in 2010)	(84,516,078)	(37,113,613)	(47,024,502)
Payment of leasing costs	(55,960)	(197,259)	(368,167)
Net proceeds from sale of assets	15,315,728	8,058,520	14,204,502
Net Cash Used In Investing Activities	(69,256,310)	(29,252,352)	(33,188,167)
Cash Flows from Financing Activities			
Proceeds from common stock offering	35,042,235	-	31,072,752
Line-of-credit borrowings	101,220,945	119,244,291	46,896,908
Line-of-credit repayments	(114,134,838)	(91,180,647)	(47,516,654)
Mortgage proceeds	48,640,000	-	-
Payments of mortgages payable	(3,164,654)	(4,229,352)	(4,026,022)
Dividends paid	(17,663,808)	(16,803,705)	(18,344,672)
Limited partners' distributions paid	(556,188)	(594,427)	(709,143)
Repayments of payables for capital expenditures	(424,321)	(286,078)	(352,430)
Payments for financing costs	(1,641,418)	(985,297)	(39,149)
Net Cash Provided by Financing Activities	47,317,953	5,164,785	6,981,590
Net Increase (Decrease) in Cash and Cash Equivalents	(732,636)	1,409,382	(95,394)
Cash and Cash Equivalents, beginning of period	2,002,663	593,281	688,675
Cash and Cash Equivalents, end of period	$ 1,270,027	$ 2,002,663	$ 593,281
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest (net of amounts capitalized)	$ 4,722,042	$ 4,458,292	$ 4,487,923
Cash paid for income tax	$ 318,289	$ 220,202	$ 293,720
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Shares issued under Stock Incentive Plan	$ 2,175,831	$ 2,312,056	$ 2,068,866
Dividends and limited partners' distributions declared and unpaid	$ 4,710,446	$ 4,070,690	$ 5,145,740
Real estate investments financed with accounts payable	$ 122,080	$ 424,321	$ 286,078
Forgiveness of mortgage debt	$ 9,173,789	$ -	$ -
Real estate acquisitions financed with debt assumption	$ 18,220,528	$ 3,403,603	$ -

See accompanying notes to consolidated financial statements.

1. The Company

Agree Realty Corporation (the "Company") is a self-administered, self-managed real estate investment trust ("REIT"), which is primarily engaged in the acquisition and development of single tenant properties net leased to industry leading retail tenants. At December 31, 2012, the Company's properties are comprised of 100 single tenant retail facilities and nine community shopping centers located in 27 states. During the year ended December 31, 2012, approximately 97% of the Company's annual base rental revenues was received from national and regional tenants under long-term leases, including approximately 30% from Walgreen Co. ("Walgreen"), 7% from Kmart Corporation, a wholly-owned subsidiary of Sears Holdings Corporation ("Kmart") and 7% from CVS Caremark Corporation ("CVS").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Agree Realty Corporation include the accounts of the Company, its majority-owned partnership, Agree Limited Partnership (the "Operating Partnership"), and its wholly-owned subsidiaries. The Company controlled, as the sole general partner, 97.05% and 96.59% of the Operating Partnership as of December 31, 2012 and 2011, respectively. All material intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior period amounts have been made in the financial statements in order to conform to the 2012 presentation.

Fair Values of Financial Instruments

Certain of the Company's assets and liabilities are disclosed or recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants, pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the operability of the inputs used in the valuation methods the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

The table below sets forth the Company's fair value hierarchy for liabilities measured or disclosed at fair value as of December 31, 2012.

Liability:	Level 1	Level 2	Level 3	Carrying Value
Interest rate swaps	$ -	$ 1,337,998	$ -	$ 1,337,998
Mortgages payable	$ -	$ -	$ 119,581,000	$ 117,376,142
Note payable	$ -	$ 43,530,005	$ -	$ 43,530,005

The table below sets forth the Company's fair value hierarchy for liabilities measured or disclosed at fair value as of December 31, 2011.

Liability:	Level 1	Level 2	Level 3	Carrying Value
Interest rate swap	$ -	$ 629,460	$ -	$ 629,460
Mortgages payable	$ -	$ -	$ 64,243,000	$ 62,854,057
Variable rate debt	$ -	$ 56,443,898	$ -	$ 56,443,898

The carrying amounts of the Company's short-term financial instruments, which consist of cash, cash equivalents, receivables, and accounts payable, approximate their fair values. The fair value of the interest rate swaps were derived using estimates to settle the interest rate swap agreements, which are based on the net present value of expected future cash flows on each leg of the swap utilizing market-based inputs and discount rates reflecting the risks involved. The fair value of fixed and variable rate mortgages was derived using the present value of future mortgage payments based on estimated current market interest rates of 3.76% and 4.87% at December 31, 2012 and 2011, respectively. The fair value of variable rate debt is estimated to be equal to the face value of the debt because the interest rates are floating and is considered to approximate fair value.

Real Estate Investments – Carrying Value of Assets
Real Estate Investments are stated at cost less accumulated depreciation. All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial reporting purposes and recorded as "Property under development" until construction has been completed.

Subsequent to completion of construction, expenditures for property maintenance are charged to operations as incurred, while significant renovations are capitalized.

Depreciation and Amortization
Depreciation expense is computed using the straight-line method and estimated useful lives for buildings and improvements of 20 to 40 years and equipment and fixtures of 5 to 10 years.

Purchase Accounting for Acquisitions of Real Estate
Acquired Real Estate Investments have been accounted for using the purchase method of accounting and accordingly, the results of operations are included in the consolidated statements of operations and comprehensive income from the respective dates of acquisition. The Company allocates the purchase price to (i) land and buildings based on management's internally prepared estimates of fair value and (ii) identifiable intangible assets or liabilities generally consisting of above- and below-market in-place leases and foregone leasing costs. The Company makes estimates of fair value based on estimated cash flows, using appropriate discount rates, and other valuation techniques, including management's analysis of comparable properties in the existing portfolio, to allocate the purchase price to acquired tangible and intangible assets.

The estimated fair value of above-market and below-market in-place leases for acquired properties is recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

The aggregate fair value of other intangible assets consisting of in-place, at market leases, is estimated based on internally developed methods to determine the respective property values and are included in lease intangibles cost in the consolidated balance sheets. Factors considered by management in their analysis include an estimate of costs to execute similar leases and operating costs saved.

The fair value of intangible assets acquired is amortized to depreciation and amortization on the consolidated statements of operations and comprehensive income over the remaining term of the respective leases. The weighted average amortization period for the lease intangible costs is 19.9 years.

Real Estate Investments – Impairment Evaluation

Management periodically assesses its Real Estate Investments for possible impairment indicating that the carrying value of the asset, including accrued rental income, may not be recoverable through operations. Events or circumstances that may occur include significant changes in real estate market conditions and the ability of the Company to re-lease or sell properties that are currently vacant or become vacant. Management determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the real estate, with the carrying cost of the individual asset. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The account balances periodically exceed the Federal Deposit Insurance Corporation ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Accounts Receivable – Tenants

Accounts receivable from tenants are unsecured and reflect primarily reimbursement of specified common area expenses. Amounts outstanding in excess of 30 days are considered past due. The Company determines its allowance for uncollectible accounts based on historical trends, existing economic conditions, and known financial position of its tenants. Tenant accounts receivable are written-off by the Company in the year when receipt is determined to be remote.

Unamortized Deferred Expenses

Deferred expenses are stated net of total accumulated amortization. The nature and treatment of these capitalized costs are as follows: (1) financing costs, consisting of expenditures incurred to obtain long-term financing, are amortized using the effective interest method over the term of the related loan, (2) leasing costs, are amortized on a straight-line basis over the term of the related lease and (3) lease intangibles, are amortized over the remaining term of the lease acquired. The Company's amortization expense for deferred expenses was $1,712,530, $1,105,087 and $409,920 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table represents estimated aggregate amortization expense related to deferred expenses as of December 31, 2012.

Year Ending December 31,	
2013	$ 1,881,155
2014	1,795,619
2015	1,523,036
2016	1,399,528
2017	1,355,536
Thereafter	16,939,390
Total	$ 24,894,264

Other Assets
The Company records prepaid expenses, deposits, vehicles, furniture and fixtures, leasehold improvements, acquisition advances and miscellaneous receivables as other assets in the accompanying balance sheets.

Accounts Payable – Capital Expenditures
Included in accounts payable are amounts related to the construction of buildings and improvements. Due to the nature of these expenditures, they are reflected in the statements of cash flows as a non-cash financing activity.

Revenue Recognition
Minimum rental income attributable to leases is recorded on a straight-line basis over the lease term. Certain leases provide for additional percentage rents based on tenants' sales volume. These percentage rents are recognized when determinable by the Company.

Taxes Collected and Remitted to Governmental Authorities
The Company reports taxes, collected from tenants that are to be remitted to governmental authorities, on a net basis and therefore does not include the taxes in revenue.

Operating Cost Reimbursement
Substantially all of the Company's leases contain provisions requiring tenants to pay as additional rent a proportionate share of operating expenses such as real estate taxes, repairs and maintenance, and insurance, also referred to as common area maintenance or "CAM" charges. The related revenue from tenant billings for CAM charges is recognized as operating cost reimbursement in the same period the expense is recorded.

Development Fee Income
For contracts where the Company receives fee income for managing a development project and does not retain ownership of the real property developed, the Company uses the percentage of completion accounting method. Under this approach, income is recognized based on the status of the uncompleted contracts and the current estimates of costs to complete. The percentage of completion is determined by the relationship of costs incurred to the total estimated costs of the contract. Provisions are made for estimated losses on uncompleted contracts in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. Claims for additional compensation due to the Company are recognized in contract revenues when realization is probable and the amount can be reliably estimated.

Income Taxes
The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") and related regulations. The Company generally will not be subject to federal income taxes on amounts distributed to stockholders, providing it distributes 100 percent of its REIT taxable income and meets certain other requirements for qualifying as a REIT. For each of the years in the three-year period ended December 31, 2012, the Company believes it has qualified as a REIT. Notwithstanding the Company's qualification for taxation as a REIT, the Company is subject to certain state taxes on its income and real estate.

The Company and its taxable REIT subsidiaries ("TRS") have made a timely TRS election pursuant to the provisions of the REIT Modernization Act. A TRS is able to engage in activities resulting in income that previously would have been disqualified from being eligible REIT income under the federal income tax regulations. As a result, certain activities of the Company which occur within its TRS entity are subject to federal and state income taxes (See Note 10). All provisions for federal income taxes in the accompanying consolidated financial statements are attributable to the Company's TRS.

Dividends
The Company declared dividends of $1.60, $1.60 and $2.04 per share during the years ended December 31, 2012, 2011, and 2010; the dividends have been reflected for federal income tax purposes as follows:

December 31,	**2012**	**2011**	**2010**
Ordinary income	**$ 1.20**	**$ 1.57**	**$ 1.84**
Return of capital	**.40**	**.03**	**.20**
Total	**$ 1.60**	**$ 1.60**	**$ 2.04**

The aggregate federal income tax basis of Real Estate Investments is approximately $18.7 million less than the financial statement basis.

Earnings Per Share
Earnings per share have been computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potential dilutive common shares outstanding in accordance with the treasury stock method.

The following is a reconciliation of the denominator of the basic net earnings per common share computation to the denominator of the diluted net earnings per common share computation for each of the periods presented:

	Year Ended December 31,		
	2012	2011	2010
Weighted average number of common shares outstanding	11,321,498	9,854,285	9,322,509
Unvested restricted stock	250,180	216,920	166,850
Weighted average number of common shares outstanding used in basic earnings per share	11,071,318	9,637,365	9,155,659
Weighted average number of common shares outstanding used in basic earnings per share	11,071,318	9,637,365	9,155,659
Effect of dilutive securities:			
Restricted stock	65,592	43,867	35,841
Weighted average number of common shares outstanding used in diluted earnings per share	11,136,910	9,681,232	9,191,500

Stock Based Compensation
The Company estimates fair value of restricted stock grants at the date of grant and amortizes those amounts into expense on a straight-line basis or amount vested, if greater, over the appropriate vesting period.

Recent Accounting Pronouncements
Effective January 1, 2012, guidance on how to measure fair value and on what disclosures to provide about fair value measurements has been converged with international standards. The adoption requires additional disclosures regarding fair value measurement; however, the adoption did not have a material effect on the Company's financial statements.

Effective January 1, 2012, a new accounting standard modifies the options for presentation of other comprehensive income. The new standard requires the Company to present comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. The adoption did impact the Company's financial statement presentation.

Effective June 30, 2012, a parent company that ceases to have a controlling financial interest in a subsidiary that is in-substance real estate because that subsidiary has defaulted on its non-recourse debt is required to apply real estate sales guidance to determine whether to derecognize the in-substance real estate. The adoption did not have any effect on the Company's consolidated financial statements.

3. Property Acquisitions

During 2012, the Company purchased 25 retail assets for approximately $82.3 million with a weighted average capitalization rate of 8.6% to obtain 100% control of the assets. The weighted average capitalization rate for these single tenant net leased properties was calculated by dividing the property net operating income by the purchase price. Property net operating income is defined as the straight-line rent for the base term of the lease less any property level expense (if any) that is not recoverable from the tenant. The aggregate acquisitions were allocated as follows: $32.7 million to land, $42.5 million to buildings and improvements, and $7.1 million to lease intangible costs. The acquisitions were substantially all cash purchases and there were no contingent considerations associated with these acquisitions. In one acquisition, the Company assumed debt of approximately $9.6 million and in another acquisition the Company assumed debt of approximately $8.6 million.

During 2011, the Company purchased ten retail assets for approximately $38.8 million with a weighted average capitalization rate of 8.6% to obtain 100% control of the assets. The weighted average capitalization rate for these single tenant net leased properties was calculated by dividing the property net operating income by the purchase price. Property net operating income is defined as the straight-line rent for the base term of the lease less any property level expense (if any) that is not recoverable from the tenant. The aggregate acquisitions were allocated as follows: $11.3 million to land, $19.0 million to buildings and improvements, and $8.5 million to lease intangible costs. The acquisitions were substantially all cash purchases and there were no contingent considerations associated with these acquisitions. In one acquisition, the Company assumed debt of approximately $3.4 million.

Total revenues of $2,310,000 and income before discontinued operations of $602,000 are included in the 2012 consolidated income statement for the aggregate 2012 acquisitions.

The following pro forma total revenue and income before discontinued operations for the 2012 acquisitions in aggregate, assumes the acquisitions had taken place on January 1, 2012 for the 2012 pro forma information, and on January 1, 2011 for the 2011 pro forma information (in thousands):

Supplemental pro forma for the year ended December 31, 2012 (1)	
Total revenue	$38,061
Income before discontinued operations	$15,738

Supplemental pro forma for the year ended December 31, 2011 (1)	
Total revenue	$34,679
Income before discontinued operations	$15,401

(1) This unaudited pro forma supplemental information does not purport to be indicative of what our operating results would have been had the acquisitions occurred on January 1, 2012 or January 1, 2011 and may not be indicative of future operating results. Various acquisitions were of newly leased or constructed assets and may not have been in service for the full periods shown.

4. Impairment - Real Estate Investments

Management periodically assesses its Real Estate Investments for possible impairment whenever certain events or changes in circumstances indicate that the carrying amount of the asset, including accrued rental income, may not be recoverable through operations. Events or circumstances that may occur include significant changes in real estate market conditions and the ability of the Company to re-lease or sell properties that are vacant or become vacant. Impairments are measured as the amount by which the current book value of the asset exceeds the estimated fair value of the asset. As a result of the Company's review of Real Estate Investments, including identifiable intangible assets, the Company recognized the following real estate impairments for the year ended December 31:

	2012	2011	2010
Continuing operations	$ -	$ 600,000	$ 6,160,000
Discontinued operations	-	12,900,000	1,980,000
Total	**$ -**	**$ 13,500,000**	**$ 8,140,000**

Real Estate Investments measured at fair value due to impairment charges are considered fair value measurements on a non recurring basis. The following table presents the assets and liabilities carried on the balance sheet within the fair value valuation hierarchy (as described above) as of December 31, 2011 and 2010, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2011 and 2010.

2011 (in thousands)	**Fair Value as of measurement date**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Impairment Charge**
Real Estate Investments	$19,805	$-0-	$7,100	$12,705	$13,500

2010 (in thousands)	**Fair Value as of measurement date**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Impairment Charge**
Real Estate Investments	$16,137	$8,577	$1,386	$6,174	$8,140

During 2012, the Company recorded no impairment charge related to Real Estate Investments. The loss of $13.5 million and $8.14 million represents an impairment charge related to Real Estate Investments which was included in net income during the years ended December 31, 2011 and 2010, respectively. The fair value of certain Real Estate Investments was calculated differently based on available information. Real Estate Investments considered to be measured based on Level 1 inputs were based on actual sales negotiations and bona fide purchase offers received from third parties. Real Estate Investments considered to be measured based on Level 2 inputs were based on broker opinions of value or analysis of recent comparable sales transactions. Real Estate Investments considered to be measured based on Level 3 inputs were based on an internal valuation model using discounted cash flow analyses and income capitalization using market lease rates and market cap rates. These cash flow projections incorporate assumptions developed from the perspective of market participants valuing the Real Estate Investments.

5. Mortgages Payable

Mortgages payable consisted of the following:

	December 31, 2012	December 31, 2011
Note payable in monthly installments of interest only at LIBOR plus 160 basis points, swapped to a fixed rate of 2.49% with balloon payment due April 4, 2018; collateralized by related real estate and tenants' leases	$ 25,000,000	$ -
Note payable in monthly installments of interest only at 3.60% per annum, with balloon payment due January 1, 2023; collateralized by related real estate and tenants' leases	23,640,000	-
Note payable in monthly principal installments of $47,250 plus interest at 170 and 150 basis points over LIBOR at December 31, 2012 and 2011, respectively, currently swapped to a fixed rate of 3.74%. A final balloon payment in the amount of $19,744,758 is due on May 14, 2017 unless extended for a two year period at the option of the Company, collateralized by related real estate and tenants' leases	22,601,978	23,150,078
Note payable in monthly installments of $153,838 including interest at 6.90% per annum, with the final monthly payment due January 2020; collateralized by related real estate and tenants' leases	10,320,440	11,413,113
Note payable in monthly installments of $91,675 including interest at 6.27% per annum, with a final monthly payment due July 2026; collateralized by related real estate and tenants' leases	10,042,152	10,497,009
Note payable in monthly installments of $60,097 including interest at 5.08% per annum, with a final balloon payment in the amount of $9,167,573 due June 2014; collateralized by related real estate and tenants' leases	9,509,011	-
Note payable in monthly installments of $128,205 including interest at 11.20% per annum; collateralized by related real estate and tenants' leases. Consensual deed-in-lieu of foreclosure satisfied the loan in March 2012	-	9,173,789
Note payable in monthly installments of $99,598 including interest at 6.63% per annum, with the final monthly payment due February 2017; collateralized by related real estate and tenants' leases	4,340,850	5,216,465
Note payable in monthy interest-only installments of $48,467 at 6.56% annum, with a balloon payment in the amount of $8,580,000 due June 11, 2016; collateralized by related real estate and tenants' leases	8,580,000	-
Note payable in monthly installments of $23,004 including interest at 6.24% per annum, with the final balloon payment of $2,766,628 due February 2020; collateralized by related real estate and tenant lease	3,341,711	3,403,603
Total	$117,376,142	$ 62,854,057

As of December 31, 2011, the Company had four mortgaged properties that were formerly leased to Borders, Inc. ("Borders") that served as collateral for four non-recourse loans, which were cross-defaulted and cross-collateralized (the "Crossed Loans"). Directly or indirectly because of the Chapter 11 bankruptcy filing of Borders in February 2011, the Company was in default on the Crossed Loans as of December 31, 2011.

The Crossed Loans had an aggregate principal outstanding of approximately $9.2 million as of December 31, 2011 and were secured by the former Borders stores in Oklahoma City, Oklahoma, Columbia, Maryland, Germantown, Maryland, and one of the former Borders stores in Omaha, Nebraska. As of December 31, 2011, the net book value of the four mortgaged properties was approximately $9.1 million, and annualized base rent for the four mortgaged properties, one of which was occupied, accounted for approximately $.5 million, or 1.4% of the Company's annualized base rent as of December 31, 2011. The lender declared all four Crossed Loans in default and accelerated the Company's obligations thereunder. As a result of the Borders liquidation program, the Company did not have sufficient cash flow from the properties to continue to pay the debt service on the Crossed Loans and elected not to pay the debt service.

On March 6, 2012, the Company conveyed the four mortgaged properties, which were subject to the Crossed Loans, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loans, which had an aggregate principal outstanding of approximately $9.2 million as of December 2011.

In May 2012, the Company assumed a loan in the amount of $9,640,000 in conjunction with the acquisition of a property. The loan matures June 1, 2014 and carries a 5.08% interest rate.

In June 2012, the Company entered into an amendment and restatement of the mortgage loan in the amount of $22,882,778 to provide for an extension of the maturity date to May 14, 2017, with an option to extend for two years to May 14, 2019, subject to certain conditions. Borrowings under the loan bear interest at LIBOR plus a spread of 170 basis points and require monthly principal repayments. Monthly interest payments have been swapped to a fixed rate of 3.744% to June 30, 2013 and 3.62% thereafter until maturity.

In July 2012, the Company assumed a loan in the amount of $8,580,000 in conjunction with the acquisition of property. The loan matures June 2016 and carries a 6.56% interest rate.

In December 2012, the Company entered into a $25,000,000 non-recourse mortgage loan secured by 11 properties. The interest-only loan matures April 4, 2018 and carries an interest rate of LIBOR plus 160 basis points which has been swapped to a fixed rate of 2.49%. In December 2012, the Company also entered into a $23,640,000 non-recourse mortgage loan secured by 12 properties. The interest-only loan matures January 1, 2023 and carries a 3.60% interest rate.

The mortgage loans encumbering the Company's properties are generally non-recourse, subject to certain exceptions for which the Company would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan but generally include fraud or a material misrepresentation, misstatement or omission by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly, and certain environmental liabilities. At December 31, 2012, the mortgage debt of $22,601,978 is recourse debt and is secured by a limited guaranty of payment and performance by us for approximately 50% of the loan amount. We have entered into mortgage loans which are secured by multiple properties and contain cross-default and cross-collateralization provisions. Cross-collateralization provisions allow a lender to foreclose on multiple properties in the event that we default under the loan. Cross-default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan.

The Company was in compliance with covenant terms for all mortgages payable at December 31, 2012.

As of December 31, 2012, the future scheduled principal payments on mortgages payable are as follows (in thousands):

For the Year Ending December 31,	
2013	$3,478
2014	12,730
2015	3,692
2016	12,520
2017	22,490
Thereafter	62,466
Total	$117,376

The weighted average interest rate at December 31, 2012 and 2011 was 4.43% and 6.20%, respectively.

6. Notes Payable

The Operating Partnership has in place an $85,000,000 unsecured revolving credit facility ("Credit Facility"), which is guaranteed by the Company. Subject to customary conditions, at the Company's option, total commitments under the Credit Facility may be increased up to an aggregate of $135,000,000. The Company intends to use borrowings under the Credit Facility for general corporate purposes, including working capital, development and acquisition activities, capital expenditures, repayment of indebtedness or other corporate activities. In December 2012, the Company entered into an amendment to the Credit Facility which extended the maturity and provided for a reduction in the interest rate. The Credit Facility matures on October 26, 2015, and may be extended, at the Company's election, for two one-year terms to October 26, 2017, subject to certain conditions. Borrowings under the Credit Facility bear interest at LIBOR plus a spread of 150 to 215 basis points depending on the Company's leverage ratio. As of December 31, 2012, $43,530,005 was outstanding under the Credit Facility bearing a weighted average interest rate of 2.39%, and $41,469,995 was available for borrowing (subject to customary conditions to borrowing). At December 31, 2011, $56,443,898 was outstanding under the Credit Facility bearing a weighted average interest rate of 2.18%.

The Credit Facility contains customary covenants, including, among others, financial covenants regarding debt levels, total liabilities, tangible net worth, fixed charge coverage, unencumbered borrowing base properties, and permitted investments. The Company was in compliance with the covenant terms at December 31, 2012 and 2011.

7. Dividends and Distribution Payable

On December 4, 2012, the Company declared a dividend of $.40 per share for the quarter ended December 31, 2012. The holders of limited partnership interest in the Operating Partnership ("OP Units") were entitled to an equal distribution per OP Unit held as of December 31, 2012. The dividends and distributions payable are recorded as liabilities in the Company's consolidated balance sheet at December 31, 2012. The dividend has been reflected as a reduction of stockholders' equity and the distribution has been reflected as a reduction of the limited partners' non-controlling interest. These amounts were paid on January 2, 2013.

On December 6, 2011, the Company declared a dividend of $.40 per share for the quarter ended December 31, 2011. The holders OP Units were entitled to an equal distribution per OP Unit held as of December 31, 2011. The dividends and distributions payable are recorded as liabilities in the Company's consolidated balance sheet at December 31, 2011. The dividend has been reflected as a reduction of stockholders' equity and the distribution has been reflected as a reduction of the limited partners' non-controlling interest. These amounts were paid on January 3, 2012.

8. Deferred Revenue

In July 2004, the Company's tenant in two joint venture properties located in Ann Arbor, MI and Boynton Beach, FL repaid $13.8 million that had been contributed by the Company's joint venture partner. As a result of this repayment the Company became the sole member of the limited liability companies holding the properties. Total assets of the two properties were approximately $13.8 million. The Company has treated the $13.8 million repayment of the capital contribution as deferred revenue and accordingly, has recognized rental income over the term of the related leases.

In September 2011, the Company's tenant in Ann Arbor, Michigan terminated their lease. The Company recognized rental income of $5.7 million during the third quarter of 2011 related to this property, which is included in discontinued operations in the accompanying financial statements.

The remaining deferred revenue of approximately $1.9 million will be recognized over approximately 4.1 years.

9. Derivative Instruments and Hedging Activity

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources and duration of its debt funding and, to a limited extent, the use of derivative instruments.

The Company's objective in using interest rate derivatives is to manage its exposure to interest rate movements and add stability to interest expense. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreement without exchange of the underlying notional amount.

On January 2, 2009, the Company entered into an interest rate swap agreement for a notional amount of $24,501,280, effective on January 2, 2009 and ending on July 1, 2013. The notional amount decreases over the term to match the outstanding balance of the hedged borrowing. The Company entered into this derivative instrument to hedge against the risk of changes in future cash flows related to changes in interest rates on $24,501,280 of the total variable-rate borrowings outstanding. Under the terms of the interest rate swap agreement, the Company will receive from the counterparty interest on the notional amount based on 1.5% plus one-month LIBOR and will pay to the counterparty a fixed rate of 3.744%. This swap effectively converted $24,501,280 of variable-rate borrowings to fixed-rate borrowings beginning on January 2, 2009 and through July 1, 2013.

On April 24, 2012, the Company entered into a forward starting interest rate swap agreement, for the same variable rate loan, as extended, for a notional amount of $22,268,358, effective on July 1, 2013 and ending on May 1, 2019. The notional amount decreases over the term to match the outstanding balance of the hedged borrowing. The Company entered into this derivative instrument to hedge against the risk of changes in future cash flows related to changes in interest rates on $22,268,358 of the total variable rate borrowings outstanding. Under the terms of the interest rate swap agreement, the Company will receive from the counterparty interest on the notional amount based on one-month LIBOR and will pay to the counterparty a fixed rate of 1.92%. This swap effectively converted $22,268,358 of variable-rate borrowings to fixed-rate borrowings beginning on July 1, 2013 and through May 1, 2019.

On December 4, 2012, the Company entered into interest rate swap agreements for a notional amount of $25,000,000, effective December 6, 2012 and ending on April 4, 2018. The Company entered into these derivative instruments to hedge against changes in future cash flows related to changes in interest rates on $25,000,000 of variable rate borrowings outstanding. Under the terms of the interest rate swap agreements, the Company will receive from the counterparty interest on the notional amount based on one month LIBOR and will pay to the counterparty a fixed rate of .885%. This swap effectively converted $25,000,000 of variable-rate borrowings to fixed-rate borrowings beginning on December 6, 2012 and through April 4, 2018.

Companies are required to recognize all derivative instruments as either assets or liabilities at fair value on the balance sheet. The Company has designated these derivative instruments as cash flow hedges. As such, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income (loss) for the year ended December 31, 2012 to the extent of effectiveness. The ineffective portion of the change in fair value of the derivative instrument is recognized in interest expense. For the year ended December 31, 2012, the Company has determined these derivative instruments to be effective hedges.

The company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

	Number of Instruments		Notional	
Interest Rate Derivatives	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Interest Rate Swap	3	1	$ 47,601,978	$ 23,150,078

The table below presents the estimated fair value of the Company's derivative financial instruments as well as their classification in the consolidated balance sheets.

	Liability Derivatives			
	December 31, 2012		December 31, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:				
Interest Rate Swaps	Other Liabilities	$ 1,337,998	Other Liabilities	$ 629,460

The table below presents the effect of the Company's derivative financial instruments in the consolidated statements of operations and other comprehensive loss for the years ended December 31, 2012 and 2011.

Derivatives in Cash Flow Hedging Relationships	Amount of Income/(Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Income/(Loss) Reclassifed from Accumulated OCI into Income (Effective Portion)	Amount of Income/(Loss) Reclassified from Accumulated OCI into Expense (Effective Portion)		Location of Loss Recognized In Income of Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing and Missed Forecasted Transactions)	
	2012	2011		2012	2011		2012	2011
Interest rate swaps	$ (708,538)	$ 163,751	Interest Expense	$ (470,055)	$ (470,703)		$ -	$ -

The Company does not use derivative instruments for trading or other speculative purposes and did not have any other derivative instruments or hedging activities as of December 31, 2012.

10. Income Taxes

The Company is subject to the provisions of Financial Accounting Standards Board Accounting Standard Codification 740-10 ("FASB ASC 740-10"), and has analyzed its various federal and state filing positions. The Company believes that its income tax filing positions and deductions are documented and supported. Additionally the Company believes that its accruals for tax liabilities are adequate. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FASB ASC 740-10. The Company's Federal income tax returns are open for examination by taxing authorities for all tax years after December 31, 2008. The Company has elected to record any related interest and penalties, if any, as income tax expense on the consolidated statements of operations and comprehensive income.

For income tax purposes, the Company has certain TRS entities that have been established and in which certain real estate activities are conducted.

As of December 31, 2012, the Company has estimated a current income tax liability of approximately $17,700 and a deferred income tax liability in the amount of $705,000. As of December 31, 2011, the Company had estimated a current income tax liability of approximately $128,000 and a deferred income tax liability in the amount of $705,000. This deferred income tax balance represents the federal and state tax effect of deferring income tax in 2007 on the sale of an asset under section 1031 of the Internal Revenue Code. This transaction was accrued within the TRS entities described above. During the years ended December 31, 2012, and 2011, we incurred total current federal and state tax expense of $211,000, and $429,000, respectively.

11. Stock Incentive Plan

The Company established a stock incentive plan in 1994 (the "1994 Plan") under which options were granted. The options had an exercise price equal to the initial public offering price ($19.50/share), could be exercised in increments of 25% on each anniversary of the date of the grant, and expire upon employment termination. All options granted under the 1994 Plan have been exercised. In 2005, the Company's stockholders approved the

2005 Equity Incentive Plan (the "2005 Plan"), which replaced the 1994 Plan. The 2005 Plan authorizes the issuance of a maximum of one million shares of common stock. No options were granted during 2012, 2011 or 2010.

12. Stock Based Awards

Restricted common stock is granted to certain employees as part of the Company's 2005 Plan. As of December 31, 2012, there was $4,052,000 of total unrecognized compensation costs related to the outstanding restricted stock, which is expected to be recognized over a weighted average period of 3.18 years. The Company used 0% for both the discount factor and forfeiture rate for determining the fair value of restricted stock. The forfeiture rate was based on historical results and trends and the Company does not consider discount rates to be material.

The holder of a restricted share award is generally entitled at all times on and after the date of issuance of the restricted shares to exercise the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends on the shares. The Company granted 94,850, 105,050, and 88,550 shares of restricted stock in 2012, 2011 and 2010, respectively to employees and sub-contractors under the 2005 Plan. The restricted shares vest over a five-year period based on continued service to the Company.

Restricted share activity is summarized as follows:

	Shares Outstanding	Weighted Average Grant Date Fair Value
Unvested restricted stock at January 1, 2010	140,980	$ 22.70
Restricted stock granted	88,550	$ 23.36
Restricted stock vested	(42,070)	$ 25.72
Restricted stock forfeited	(20,610)	$ 25.06
Unvested restricted stock at December 31, 2010	166,850	$ 22.00
Restricted stock granted	105,050	$ 22.01
Restricted stock vested	(42,830)	$ 22.48
Restricted stock forfeited	(12,150)	$ 22.22
Unvested restricted stock at December 31, 2011	216,920	$ 21.74
Restricted stock granted	94,850	$ 24.40
Restricted stock vested	(55,870)	$ 21.87
Restricted stock forfeited	(5,720)	$ 24.32
Unvested restricted stock at December 31, 2012	250,180	$ 22.66

13. Profit-Sharing Plan

The Company has a discretionary profit-sharing plan whereby it contributes to the plan such amounts as the Board of Directors of the Company determines. The participants in the plan cannot make any contributions to the plan. Contributions to the plan are allocated to the employees based on their percentage of compensation to the total compensation of all employees for the plan year. Participants in the plan become fully vested after six years of service. No contributions were made to the plan in 2012, 2011, or 2010.

14. Rental Income

The Company leases premises in its properties to tenants pursuant to lease agreements, which provide for terms ranging generally from five to 25 years. The majority of leases provide for additional rents based on tenants' sales volume. The weighted average remaining lease term is 12.1 years.

As of December 31, 2012, the future minimum rentals for the next five years from rental property under the terms of all non-cancellable tenant leases, assuming no new or renegotiated leases are executed for such premises, are as follows (in thousands):

For the Year Ending December 31,	
2013	$36,643
2014	35,967
2015	34,245
2016	31,478
2017	30,935
Thereafter	296,439
Total	$465,707

Of these future minimum rentals, approximately 38.6% of the total is attributable to Walgreens, approximately 1.3% of the total is attributable to Kmart and approximately 9.7% is attributable to CVS. Walgreens operates in the national drugstore chain industry, Kmart's principal business is general merchandise retailing through a chain of discount department stores and CVS is a leading pharmacy provider. The loss of any of these anchor tenants or the inability of any of them to pay rent could have an adverse effect on the Company's business.

The Company's properties are located primarily in the Midwestern United States and in particular Michigan. Of the Company's 109 properties, 47 are located in Michigan.

15. Lease Obligations

The Company has entered into certain land lease agreements for four of its properties. Rent expense was $574,300, $721,300, and $476,531 for the years ending December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, future annual lease commitments under these agreements are as follows:

For the Year Ending December 31,		
2013	$	415,900
2014		415,900
2015		415,900
2016		415,900
2017		415,900
Thereafter		8,677,521
Total	$	10,757,021

The Company leases its executive offices from a limited liability company controlled by its Chief Executive Officer's children. Under the terms of the lease, which expires on December 31, 2014, the Company is required to pay an annual rental of $90,000 and is responsible for the payment of real estate taxes, insurance and maintenance expenses relating to the building.

16. Discontinued Operations

During 2012, the Company sold six non-core properties, a vacant office property for approximately $650,000; two vacant single tenant properties for $4,460,000; a Kmart anchored shopping center in Charlevoix, Michigan for $3,500,000, and two Kmart anchored shopping centers, one in Plymouth, Wisconsin and one in Shawano, Wisconsin for $7,475,000. In addition, the Company conveyed the four mortgaged properties, which were subject to the Crossed Loans, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process that satisfied the loans, which had an aggregate principal amount outstanding of approximately $9.2 million as of December 31, 2011. See Note 5 for more information on the Crossed Loans. The Company also classified a single tenant property located in Ypsilanti, Michigan as held for sale on December 31, 2012. The Company completed the sale of the Ypsilanti property for approximately $5,600,000 on January 11, 2013.

During 2011, the Company sold two non-core single tenant properties in January 2011 for approximately $6.5 million, and a single tenant property in December 2011 for approximately $1.5 million. In addition, the Company conveyed the former Borders corporate headquarters property in Ann Arbor, Michigan, which was subject to a non-recourse mortgage loan in default, to the lender pursuant to a consensual deed-in-lieu-of-foreclosure process during December 2011 that satisfied the loan of approximately $5.5 million. The Company also entered into a settlement agreement that provided for the termination of the ground lease on a former Borders property in Ann Arbor, Michigan, and conveyed the retail portion of the property owned by the Company to the ground lessor.

The results of operations for these properties are presented as discontinued operations in the Company's Consolidated Statements of Operations and Comprehensive Income. The revenues for the properties were $2,767,109, $12,628,824 and $11,545,705 for the years ended December 31, 2012, 2011 and 2010, respectively. The expenses for the properties were $819,688, $17,186,098 and $5,999,972 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company elected to not allocate consolidated interest expense to the discontinued operations where the debt is not directly attributed to or related to the discontinued operations. Interest expense that was directly attributable to the discontinued operations was $-0-, $1,313,875 and $1,250,946 for the years ended December 31, 2012, 2011 and 2010, respectively, and is included in the above expense amounts.

The results of income (loss) from discontinued operations allocable to non-controlling interest was $109,601, ($152,167) and $369,185 for the years ended December 31, 2012, 2011 and 2010, respectively.

17. Interim Results (Unaudited)

The following summary represents the unaudited results of operations of the Company, expressed in thousands except per share amounts, for the periods from January 1, 2011 through December 31, 2012. Certain amounts have been reclassified to conform to the current presentation of discontinued operations:

	2012 Three Months Ended			
	March 31,	*June 30,*	*September 30,*	*December 31,*
Revenues	$ 8,386	$ 8,633	$ 9,193	$ 9,578
Net Income	$ 4,742	$ 5,090	$ 4,025	$ 4,747
Earnings Per Share – Diluted	$ .43	$ .44	$ .35	$ .40

	2011 Three Months Ended			
	March 31,	*June 30,*	*September 30,*	*December 31,*
Revenues	$ 8,151	$ 7,873	$ 7,640	$ 7,743
Net Income (Loss)	$ 4,700	$ 3,823	$ (1,855)	$ 3,221
Earnings (Loss) Per Share – Diluted	$ .47	$ .38	$ (.19)	$ .32

18. Subsequent Events

In January 2013, the Company granted 82,050 shares of restricted stock to employees and associates under the 2005 Plan. The restricted shares vest over a five year period based on continued service to the Company.

On January 14, 2013, the Company completed a secondary offering of 1,725,000 shares of common stock, including 225,000 shares pursuant to the underwriters' overallotment option. The offering raised net proceeds of approximately $44.9 million after deducting the underwriting discount and other expenses. The net proceeds of the offering were used to pay down amounts outstanding under the Credit Facility and for general corporate purposes.

On March 5, 2013, the Company declared a dividend of $.41 per share for the quarter ending March 31, 2013 for holders of record on March 29, 2013. The holders of OP Units are also entitled to an equal distribution per OP Unit held as of March 29, 2013. The amounts are to be paid on April 9, 2013.

The Company evaluates events occurring after the date of the financial statements for events requiring recording or disclosure in the financial statements.

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation

December 31, 2012

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	
Completed Retail Facilities										
Borman Center, MI	$ 1,994,912	$ 550,000	$ 562,404	$ 1,087,596	$ 550,000	$ 1,650,000	$ 2,200,000	$1,535,521	1977	40 Years
Capital Plaza, KY	2,025,087	7,379	2,240,607	3,434,142	7,379	5,674,749	5,682,128	2,602,497	1978	40 Years
Chippewa Commons, WI	3,198,467	1,197,150	6,367,560	492,995	1,197,150	6,860,555	8,057,705	3,739,049	1990	40 Years
Grayling Plaza, MI	-	200,000	1,778,657	-	200,000	1,778,657	1,978,657	1,277,165	1984	40 Years
Ironwood Commons, MI	3,199,114	167,500	8,181,306	1,620,034	167,500	9,801,340	9,968,840	4,554,128	1991	40 Years
Marshall Plaza Two, MI	2,276,409	-	4,662,230	159,688	-	4,821,918	4,821,918	2,581,873	1990	40 Years
North Lakeland Plaza, FL	4,371,619	1,641,879	6,364,379	1,995,896	1,641,879	8,360,275	10,002,154	4,691,158	1987	40 Years
Oscoda Plaza, MI	-	183,295	1,872,854	-	183,295	1,872,854	2,056,149	1,341,850	1984	40 Years
Petoskey Town Center, MI	3,229,655	875,000	8,895,289	392,154	875,000	9,287,443	10,162,443	4,979,742	1990	40 Years
Rapids Associates, MI	3,430,195	705,000	6,854,790	2,157,041	705,000	9,011,831	9,716,831	4,118,597	1990	40 Years
West Frankfort Plaza, IL	-	8,002	784,077	150,869	8,002	934,946	942,948	651,056	1982	40 Years
Omaha Store, NE	-	150,000	-	-	150,000	-	150,000	-	1995	40 Years
Wichita Store, KS	1,669,449	1,039,195	1,690,644	(48,910)	1,139,677	1,541,252	2,680,929	714,832	1995	40 Years
Monroeville, PA	-	6,332,158	2,249,724	(3,980,000)	3,153,890	1,447,992	4,601,882	866,624	1996	40 Years
Boynton Beach, FL	1,871,941	1,534,942	2,043,122	3,976,385	1,534,942	6,019,507	7,554,449	1,273,714	1996	40 Years
Lawrence, KS	-	981,331	3,000,000	(1,510,873)	419,791	2,050,667	2,470,458	1,149,761	1997	40 Years
Waterford, MI	1,045,277	971,009	1,562,869	135,390	971,009	1,698,259	2,669,268	635,810	1997	40 Years
Chesterfield Township, MI	1,147,721	1,350,590	1,757,830	(46,164)	1,350,590	1,711,666	3,062,256	621,061	1998	40 Years
Grand Blanc, MI	1,096,499	1,104,285	1,998,919	43,929	1,104,285	2,042,848	3,147,133	708,600	1998	40 Years
Pontiac, MI	1,051,354	1,144,190	1,808,955	(113,506)	1,144,190	1,695,449	2,839,639	605,710	1998	40 Years
Mt Pleasant Shopping Ctr, MI	3,358,016	907,600	8,081,968	1,024,052	907,600	9,106,020	10,013,620	4,157,329	1973	40 Years
Rochester, MI	2,068,217	2,438,740	2,188,050	1,949	2,438,740	2,189,999	4,628,739	739,101	1999	40 Years
Ypsilanti, MI	1,868,001	2,050,000	2,222,097	32,641	2,050,000	2,254,738	4,304,738	731,928	1999	40 Years
Petoskey, MI	1,299,344	-	2,332,473	1,179	-	2,333,652	2,333,652	738,902	2000	40 Years
Flint, MI	1,959,852	2,026,625	1,879,700	(1,201)	2,026,625	1,878,499	3,905,124	563,556	2000	40 Years
Flint, MI	1,686,361	1,477,680	2,241,293	-	1,477,680	2,241,293	3,718,973	665,380	2001	40 Years
New Baltimore, MI	1,438,670	1,250,000	2,285,781	(16,502)	1,250,000	2,269,279	3,519,279	645,501	2001	40 Years
Flint, MI	3,297,872	1,729,851	1,798,091	660	1,729,851	1,798,751	3,528,602	481,504	2002	40 Years
Indianapolis, IN	-	180,000	1,117,617	-	180,000	1,117,617	1,297,617	283,354	2002	40 Years
Big Rapids, MI	1,103,783	1,201,675	2,014,107	(2,000)	1,201,675	2,012,107	3,213,782	490,492	2003	40 Years
Flint, MI	-	-	471,272	(201,809)	-	269,463	269,463	98,802	2003	20 Years
Canton Twp, MI	1,105,640	1,550,000	2,132,096	23,020	1,550,000	2,155,116	3,705,116	489,342	2003	40 Years
Flint, MI	3,822,172	1,537,400	1,961,674	-	1,537,400	1,961,674	3,499,074	433,287	2004	40 Years
Webster, NY	1,092,923	1,600,000	2,438,781	-	1,600,000	2,438,781	4,038,781	536,028	2004	40 Years
Albion, NY	1,335,994	1,900,000	3,037,864	-	1,900,000	3,037,864	4,937,864	617,069	2004	40 Years
Flint, MI	2,922,109	1,029,000	2,165,463	(6,666)	1,029,000	2,158,797	3,187,797	438,465	2004	40 Years
Lansing, MI	-	785,000	348,501	3,045	785,000	351,546	1,136,546	74,668	2004	40 Years
Boynton Beach, FL	-	1,569,000	2,363,524	-	1,569,000	2,363,524	3,932,524	512,623	2004	40 Years
Midland, MI	1,218,070	2,350,000	2,313,413	2,070	2,350,000	2,315,483	4,665,483	431,665	2005	40 Years
Grand Rapids, MI	3,126,304	1,450,000	2,646,591	-	1,450,000	2,646,591	4,096,591	485,210	2005	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation

December 31, 2012

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	
Delta Township, MI	3,264,217	2,075,000	2,535,971	7,004	2,075,000	2,542,975	4,617,975	455,675	2005	40 Years
Roseville, MI	2,467,777	1,771,000	2,327,052	-	1,771,000	2,327,052	4,098,052	414,504	2005	40 Years
Mt Pleasant, MI	1,252,087	1,075,000	1,432,390	4,787	1,075,000	1,437,177	2,512,177	254,487	2005	40 Years
N Cape May, NJ	-	1,075,000	1,430,092	495	1,075,000	1,430,587	2,505,587	253,330	2005	40 Years
Summit Twp, MI	1,512,440	998,460	1,336,357	-	998,460	1,336,357	2,334,817	210,175	2006	40 Years
Livonia, MI	4,479,150	1,200,000	3,441,694	817,589	1,200,000	4,259,283	5,459,283	565,098	2007	40 Years
Barnesville, GA	-	932,500	2,091,514	5,490	932,500	2,097,004	3,029,504	273,018	2007	40 Years
East Lansing, MI	-	1,450,000	1,002,192	140,169	1,450,000	1,142,361	2,592,361	149,804	2007	40 Years
Plainfield, IN	1,508,757	4,549,758	-	62,884	4,612,642	-	4,612,642	-	2007	40 Years
Macomb Township, MI	4,178,129	2,621,500	3,484,212	(83,479)	2,537,222	3,485,011	6,022,233	421,088	2008	40 Years
Shelby Township, MI	3,573,960	2,055,174	2,533,876	47,775	2,058,474	2,578,351	4,636,825	283,886	2008	40 Years
Silver Springs Shores, FL	3,637,014	1,975,000	2,504,112	(5,400)	1,975,000	2,498,712	4,473,712	250,007	2009	40 Years
Brighton, MI	-	1,365,000	2,802,036	5,615	1,365,000	2,807,651	4,172,651	268,987	2009	40 Years
Port St John, FL	-	2,320,860	2,402,641	880	2,320,860	2,403,521	4,724,381	220,308	2009	40 Years
Lowell, MI	1,005,838	890,000	1,930,182	10,190	890,000	1,940,372	2,830,372	157,591	2009	40 Years
Southfield, MI	1,483,000	1,200,000	125,616	2,064	1,200,000	127,690	1,327,690	10,233	2009	40 Years
Atchison, KS	1,172,368	943,750	3,021,672	-	823,170	3,142,252	3,965,422	194,883	2010	40 Years
Johnstown, OH	2,384,927	485,000	2,799,502	-	485,000	2,799,502	3,284,502	174,970	2010	40 Years
Lake in the Hills, IL	1,482,286	2,135,000	3,328,560	-	1,690,000	3,773,560	5,463,560	230,285	2010	40 Years
Concord, NC	2,388,865	7,676,305	-	-	7,676,305	-	7,676,305	-	2010	40 Years
Antioch, IL	1,669,449	1,087,884	-	-	1,087,884	-	1,087,884	-	2010	40 Years
St Augustine Shores, FL	-	1,700,000	1,973,929	(4,754)	1,700,000	1,969,175	3,669,175	104,474	2010	40 Years
Atlantic Beach, FL	3,452,182	1,650,000	1,904,357	1,262	1,650,000	1,905,619	3,555,619	103,117	2010	40 Years
Mansfield, CT	2,170,284	700,000	1,902,191	508	700,000	1,902,699	2,602,699	101,078	2010	40 Years
Spring Grove, IL	2,313,000	1,191,199	-	968	1,192,167	-	1,192,167	-	2010	40 Years
Ann Arbor, MI	-	-	3,061,507	2,623,823	2,660,582	3,024,748	5,685,330	170,363	2010	40 Years
Tallahassee, FL	1,628,000	-	1,482,462	-	-	1,482,462	1,482,462	75,668	2010	40 Years
Wilmington, NC	2,186,000	1,500,000	1,348,591	-	1,500,000	1,348,591	2,848,591	61,810	2011	40 Years
Marietta, GA	900,000	575,000	696,297	6,359	575,000	702,656	1,277,656	26,269	2011	40 Years
Baltimore, MD	2,534,000	2,610,430	-	(3,447)	2,606,983	-	2,606,983	-	2011	40 Years
Dallas, TX	1,844,000	701,320	778,905	1,042,730	701,320	1,821,635	2,522,955	53,655	2011	40 Years
Chandler, AZ	1,550,203	332,868	793,898	360	332,868	794,258	1,127,126	24,858	2011	40 Years
New Lenox, IL	1,192,464	1,422,488	-	-	1,422,488	-	1,422,488	-	2011	40 Years

Agree Realty Corporation
Schedule III – Real Estate and Accumulated Depreciation

December 31, 2012

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	
Roseville, CA	4,752,000	2,800,000	3,695,455	(96,364)	2,695,636	3,703,455	6,399,091	123,381	2011	40 Years
Fort Walton Beach, FL	1,768,000	542,200	1,958,790	303	542,200	1,959,093	2,501,293	53,054	2011	40 Years
Leawood, KS	3,341,711	989,622	3,003,541	16,198	989,622	3,019,739	4,009,361	75,493	2011	40 Years
Salt Lake City, UT	4,948,724	-	6,810,104	(44,417)	-	6,765,687	6,765,687	204,611	2011	40 Years
Burton, MI	-	80,000	-	-	80,000	-	80,000	-	2011	
Macomb Township, MI	1,793,000	1,605,134	-	-	1,605,134	-	1,605,134	-	2012	40 Years
Madison, AL	1,552,000	675,000	1,317,927	-	675,000	1,317,927	1,992,927	32,948	2012	40 Years
Walker, MI	887,000	219,200	1,024,738	-	219,200	1,024,738	1,243,938	19,211	2012	40 Years
Portland, OR	9,509,011	7,969,403	-	-	7,969,403	-	7,969,403	-	2012	40 Years
Cochran, GA	-	365,714	2,053,726	-	365,714	2,053,726	2,419,440	25,672	2012	40 Years
Baton Rouge, LA	1,073,217	-	1,188,322	-	-	1,188,322	1,188,322	17,330	2012	40 Years
Southfield, MI	-	1,178,215	-	-	1,178,215	-	1,178,215	-	2012	40 Years
Clifton Heights, PA	3,892,966	2,543,941	3,038,561	-	2,543,941	3,038,561	5,582,502	34,817	2012	40 Years
Newark, NJ	2,488,653	2,117,547	4,777,516	-	2,117,547	4,777,516	6,895,063	54,742	2012	40 Years
Vineland, DE	2,198,380	4,102,710	1,501,854	-	4,102,710	1,501,854	5,604,564	17,209	2012	40 Years
Fort Mill, SC	-	750,000	1,187,380	-	750,000	1,187,380	1,937,380	12,369	2012	40 Years
Spartanburg, SC	-	250,000	765,714	-	250,000	765,714	1,015,714	7,179	2012	40 Years
Springfield, IL	-	302,520	653,654	-	302,520	653,654	956,174	5,447	2012	40 Years
Jacksonville, FL	-	676,930	1,482,748	-	676,930	1,482,748	2,159,678	12,356	2012	40 Years
Morrow, GA	-	525,000	1,383,489	-	525,000	1,383,489	1,908,489	8,647	2012	40 Years
Charlotte, NC	-	1,822,900	3,531,275	-	1,822,900	3,531,275	5,354,175	14,714	2012	40 Years
Lyons, GA	-	121,627	2,155,635	-	121,627	2,155,635	2,277,262	4,491	2012	40 Years
Fuquay-Varina, NC	-	2,042,225	1,763,768	-	2,042,225	1,763,768	3,805,993	3,675	2012	40 Years
Minneapolis, MN	-	1,088,015	345,958	-	1,088,015	345,958	1,433,973	721	2012	40 Years
Lake Zurich, IL	-	780,974	7,909,277	-	780,974	7,909,277	8,690,251	8,239	2012	40 Years
Lebanon, VA	-	300,000	612,582	-	300,000	612,582	912,582	-	2012	40 Years
Harlingen, TX	-	430,000	1,614,378	-	430,000	1,614,378	2,044,378	-	2012	40 Years
Wichita, TX	-	340,000	1,530,971	-	340,000	1,530,971	1,870,971	-	2012	40 Years
Pensacola, FL	-	650,000	1,165,415	-	650,000	1,165,415	1,815,415	-	2012	40 Years
Pensacola, FL	-	400,000	1,507,583	-	400,000	1,507,583	1,907,583	-	2012	40 Years

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H
		Initial Cost		*Costs Capitalized Subsequent to Acquisition*	*Gross Amount at Which Carried at Close of Period*					*Life on Which Depreciation in Latest Income Statement is Computed*
Description	*Encumbrance*	*Land*	*Building and Improvements*		*Land*	*Building and Improvements*	*Total*	*Accumulated Depreciation*	*Date of Construction*	
Venice, FL	-	1,300,196	-	-	1,300,196	-	1,300,196	-	2012	40 Years
Sub Total	159,746,086	8,764,198	223,168,741	15,366,696	134,740,784	240,204,708	374,945,492	58,508,881		
Property Held for Sale										
Ypsilanti, MI	1,160,061	1,850,000	3,034,335	1,224	1,850,000	3,035,559	4,885,559	347,807	2008	40 Years
Total Completed	160,906,147	10,614,198	226,203,076	15,367,920	136,590,784	243,240,267	379,831,051	58,856,688		
Retail Facilities Under Development										
Rancho Cordova, CA	-	3,500,000	1,947,084	-	3,500,000	1,947,084	5,447,084	-	N/A	N/A
Kissimmee, FL	-	1,425,000	689,301	-	1,425,000	689,301	2,114,301	-	N/A	N/A
Pinellas Park, FL	-	1,804,000	375,757	-	1,804,000	375,757	2,179,757	-	N/A	N/A
Casselberry, FL	-	2,600,000	348,602	-	2,600,000	348,602	2,948,602	-	N/A	N/A
Ann Arbor, MI	-	5,800,000	54,781	-	5,800,000	54,781	5,854,781	-	N/A	N/A
Other	-	-	436,254	-	-	436,254	436,254	-	N/A	N/A
Sub Total	-	15,129,000	3,851,779	-	15,129,000	3,851,779	18,980,779	-		
Total	**$160,906,147**	**$ 25,743,198**	**$230,054,855**	**$ 15,367,920**	**$151,719,784**	**$247,092,046**	**$398,811,830**	**$ 58,856,688**		

1. Reconciliation of Real Estate Properties

The following table reconciles the Real Estate Properties from January 1, 2010 to December 31, 2012.

	2012	2011	2010
Balance at January 1	$ 340,073,911	$ 339,492,832	$ 320,444,168
Construction and acquisition cost	97,418,031	31,219,239	39,107,853
Impairment charge	-	(13,500,000)	(8,140,000)
Disposition of real estate	(38,680,112)	(17,138,160)	(11,919,189)
Balance at December 31	$ 398,811,830	$ 340,073,911	$ 339,492,832

2. Reconciliation of Accumulated Depreciation

The following table reconciles the Real Estate Properties from January 1, 2010 to December 31, 2012.

	2012	2011	2010
Balance at January 1	$ 68,589,778	$ 67,383,413	$ 64,076,469
Current year depreciation expense	5,726,319	6,005,270	5,759,599
Disposition of real estate	(15,459,409)	(4,798,905)	(2,452,655)
	-		
Balance at December 31	$ 58,856,688	$ 68,589,778	$ 67,383,413

3. Tax Basis of Building and Improvements

The aggregate cost of Building and Improvements for federal income tax purposes is approximately $18,722,000 less than the cost basis used for financial statement purposes.

AGREE REALTY CORPORATION

Financial Highlights

NYSE: ADC



FUNDS FROM OPERATIONS
(in thousands)
$27,000
$23,000
$19,000
$15,000
2008
2009
2010
2011
2012



REAL ESTATE ASSETS
(in thousands)
$425,000
$400,000
$375,000
$350,000
$325,000
$300,000
$275,000
$250,000
2008
2009
2010
2011
2012

AGREE REALTY CORPORATION

Financial Highlights

NYSE: ADC

Financial - For Year Ended December 31,	2012	2011	2010
Total revenues *($000's)*	$ 35,790	$ 31,408	$ 27,422
Operating income *($000's)*	$ 16,507	$ 23,280	$ 19,030
Funds from operations[1] *($000's)*	$ 23,364	$ 22,015	$ 24,233
Funds from operations per share[1]	$ 2.03	$ 2.20	$ 2.54
Dividends per share	$ 1.60	$ 1.60	$ 2.04

Property Portfolio	2012	2011	2010
Real estate assets, at cost *($000's)*	$ 398,812	$ 340,074	$ 338,221
Total assets *($000's)*	$ 370,093	$ 293,944	$ 285,042
Total debt and accrued interest *($000's)*	$ 161,242	$ 120,032	$ 100,128
Number of properties	109	87	81
Gross leasable area *(sq. ft)*	3,259,000	3,556,000	3,848,000

[1]Funds from operations exclude lease termination income of $700,000 in 2010 and $8,058,000 of non-cash deferred revenue recognition and extinguishment of debt in 2011.


TOTAL RETURN PERFORMANCE
140
120
100
80
60
40
Index Value
12.31.07
12.31.08
12.31.09
12.31.10
12.31.11
12.31.12
Agree Realty Corporation
Russell 2000
SNL REIT Retail Shopping Ctr

	Period Ending					
Index	**12.31.07**	**12.31.08**	**12.31.09**	**12.31.10**	**12.31.11**	**12.31.12**
Agree Realty Corporation	100.00	65.90	93.94	114.63	114.45	134.46
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
SNL REIT Retail Shopping Ctr	100.00	60.20	59.43	77.15	74.94	94.62

CORPORATE INFORMATION
Corporate Officers and Board of Directors

Richard Agree
Executive Chairman of the Board of Directors

Joey Agree
President
Chief Executive Officer
Director

Alan D. Maximiuk
Vice President
Chief Financial Officer and Secretary

Laith Hermiz
Executive Vice President

John Rakolta Jr.
Director
Chairman & Chief Executive Officer
Walbridge

Michael Rotchford
Director
Executive Vice President
Head of Corporate Finance
Cushman & Wakefield

William S. Rubenfaer
Director
President, Rubenfaer Associates, P.C.

Leon M. Schurgin
Director
Of Counsel, Dawda Mann

Gene Silverman
Director

Farris Kalil
Director

Annual Meeting of Shareholders
Monday, May 6, 2013 at 10:00 a.m.
Embassy Suites
28100 Franklin Road
Southfield, MI

Auditors
Baker Tilly Virchow Krause, LLP
205 North Michigan Avenue
Chicago, IL 60601-5927

Counsel
Hunton & Williams LLP
One Bank of America Plaza
421 Fayetteville Street, Suite 1400
Raleigh, NC 27601

Registrar & Transfer Agent
Computershare Trust & Company, N.A.
PO Box 43078
Providence, RI 02940-3078
Phone: 781.575.3400
www.computershare.com

Common Stock Listing
New York Stock Exchange Symbol: ADC

www.agreerealty.com

Following the May, 2012 annual meeting of stockholders, Agree Realty Corporation filed a Section 12 (a) CEO certification with the New York Stock Exchange ("NYSE") without qualification regarding its compliance with NYSE corporate governance listing standards on June 4, 2012. In addition, we filed with the Securities and Exchange Commission the CEO and CFO certifications regarding the quality of the Company's public disclosure as Exhibits 31.1 and 31.2 to our Form 10-K for the year ended December 31, 2012 as required by Section 302 of the Sarbanes-Oxley Act.


AGREE REALTY
CORPORATION

DEVELOP | ACQUIRE | PARTNER

www.agreerealty.com

Corporate Headquarters
31850 Northwestern Highway | Farmington Hills, Michigan 48334
P 248.737.4190 | F 248.737.9110


International Council
of Shopping Centers


ADC
Listed
NYSE